As filed with the Securities and Exchange Commission on May 14, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________________

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

POINT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	3290 (Primary Standard Industrial Classification Code Number)	91-0541437 (I.R.S. Employer Identification No.)

POINT ACQUISITION CORPORATION

c/o No. 88 Gengsheng Road,

Dayugou Town, Gongyi, Henan,

People's Republic of China 451271

Tel: (86) 371-64059818

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Louis A. Bevilacqua, Esq. Thomas M. Shoesmith, Esq. Joseph R. Tiano, Jr., Esq. Thelen Reid Brown Raysman & Steiner LLP 701 8th Street, N.W. Washington, D.C. 20001 (202) 508-4000

(Names, addresses and telephone numbers of agents for service)

____________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value	7,063,234(2)	$2.90(3)	$20,483,379(3)	$629
Common stock, $0.001 par value	374,331(4)	$2.90(5)	$1,085,560(5)	$34
Total	7,437,565	-	$21,568,939	$663

(1)

In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Represents shares of the Registrant's common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

(3)

Estimated pursuant to Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the bid and asked prices of the registrant's common stock as reported on the Over-the-Counter Bulletin Board on May 8, 2007.

(4)

Represents shares of common stock issuable upon exercise of three-year warrants to purchase shares of common stock held by the selling stockholders named in this registration statement.

(5)

Calculated in accordance with Rule 457(g) based upon the average of the bid and asked prices of the registrant's common stock as reported on the Over-the-Counter Bulletin Board on May 8, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no person named in this prospectus is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 14, 2007

POINT ACQUISITION CORPORATION

7,437,565 Shares of Common Stock

This prospectus relates to 7,063,234 shares of common stock of Point Acquisition Corporation that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

•

7,063,234 shares of common stock; and

•

374,331 shares of common stock issuable upon exercise of three-year warrants owned by the selling stockholders named in this prospectus.

Point Acquisition Corporation will not receive any proceeds from the sales of any shares of common stock by the selling stockholders.

Point Acquisition Corporation's common stock is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “PAQN.OB”.  The closing bid price for our common stock on May 8, 2007 was $2.90 per share, as reported on the OTC Bulletin Board.

Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers are “underwriters” within the meaning of the Securities Act of 1933, as amended, or “Securities Act”, and any commissions or discounts given to any such broker-dealer or affiliate of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 14, 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	5
RISK FACTORS	9
RISKS RELATED TO OUR BUSINESS	9
RISKS RELATED TO DOING BUSINESS IN CHINA	14
RISKS RELATED TO THE MARKET FOR OUR COMMON STOCK	16
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	17
DETERMINATION OF OFFERING PRICE	18
DILUTION	18
SELLING STOCKHOLDERS	18
PLAN OF DISTRIBUTION	24
DESCRIPTION OF SECURITIES TO BE REGISTERED	26
INTEREST OF NAMED EXPERTS AND COUNSEL	26
WHERE YOU CAN FIND INFORMATION	27
DESCRIPTION OF BUSINESS	27
DESCRIPTION OF PROPERTY	37
LEGAL PROCEEDINGS	37
MARKET FOR OUR COMMON STOCK	37
SELECTED CONSOLIDATED FINANCIAL DATA	38
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	40
MANAGEMENT	51
CHANGE IN ACCOUNTANTS	52
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	53
DIRECTORS AND EXECUTIVE OFFICERS; PROMOTERS AND CONTROL PERSONS	54
EXECUTIVE COMPENSATION	56
CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE	60
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	61
SHARES ELIGIBLE FOR FUTURE SALE	61
FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you in making an investment decision.  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Use of Certain Defined Terms and Treatment of Stock Split

Unless indicated by the context in this prospectus, references in this prospectus to “Company,” “Powersmart,” “Smarthigh,” “Henan Gengsheng Refractories,” “Henan High-Temperature Materials,” “ZhengZhou Duesail Fracture Proppant,” “we,” “us,” or “our” are references to the combined business of Point Acquisition Corporation. and its direct and indirect subsidiaries.  The terms “Company,” “Powersmart,” “Smarthigh,” “Henan Gensheng Refractories,” “Henan High-Temperature Materials,” “ZhengZhou Duesail Fracture Proppant,” “we,” “us,” or “our” do not include the selling stockholders.  Unless the context in this prospectus otherwise requires, the term “China” and “PRC” refers to “People's Republic of China; “RMB” means Renminbi, which is the legal currency of China; the terms “U.S. dollar,” “$,” or “US$” mean the legal currency of the United States; “SEC” refers to the United States Securities and Exchange Commission; “Securities Act” refers to the Securities Act of 1933, as amended; and “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

All share numbers contained in this prospectus are adjusted to reflect the 1-for-50 reverse split of our common stock that occurred on December 11, 2006.

The Company

Background

Our corporate name is Point Acquisition Corporation.  We were originally incorporated under the laws of the State of Washington on November 13, 1947 under the name Silver Mountain Mining Company.  On August 20, 1979, we amended our articles of incorporation to change our corporate name to Leadpoint Consolidated Mines Company.  In 1953, we completed an offering under Form IA, and our common stock traded sporadically in the over-the-counter market.  From our inception until 2001, we operated various unpatented mining claims and deeded mineral rights in the state of Washington.  The unpatented mining claims were terminated and abandoned during 1993 due to increased maintenance costs, and the deeded mineral rights were abandoned during 2001 due to their limited economic value.  On August 15, 2006, in order to change our domicile from Washington to Nevada, we were merged with and into Point Acquisition Corporation, a Nevada corporation.  From about 2001 until the reverse acquisition of Powersmart on April 25, 2007, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

In this prospectus, we rely on and refer to information and statistics regarding the steel and refractories industries that we have obtained from, among other sources:

♦

The Association of China Refractories Industry

♦

National Statistics Bureau of China

♦

China International Capital Corporation

♦

www.nhcl.com.cn, a Chinese government website dedicated to the refractories industry

♦

Research reports/technical papers published by Almatis

This information is publicly available for free and has not been specifically prepared for us for use in this prospectus or otherwise. Although we believe that this information is generally reliable, we cannot guarantee, nor have we independently verified, the accuracy and completeness of this information.

Acquisition of Powersmart and Related Financing

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Powersmart Holdings Limited whereby we issued to Shunqing Zhang, the sole shareholder of Powersmart Holdings Limited 16,887,815 shares of Point Acquisition Corporation common stock, in exchange for all of the issued and outstanding capital stock of Powersmart Holdings Limited.  Powersmart Holdings Limited thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  We plan to amend our articles of incorporation to change our name to China Minerals Technologies, Inc.  Such amendment is expected to become effective in June 2007.

Upon the closing of the reverse acquisition, Timothy P. Halter, our sole officer and director, submitted his resignation letter pursuant to which he resigned from all offices of Point Acquisition Corporation that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Exchange Act, which information statement will be mailed out on or about May 1, 2007.  Shunqing Zhang will be appointed as our director at the effective time of the resignation of Mr. Halter.  In addition, our executive officers were replaced by the executive officers of Powersmart upon the closing of the reverse acquisition as described in more detail below.

On April 25, 2007, we also completed a private placement pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds.  In connection with this private placement, we paid a fee of $600,917 to Brean Murray Carret & Co., LLC, or Brean Murray, and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a warrant for the purchase of 374,331 shares of our common stock in the aggregate.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants we issued to the placement agent and its designee in connection with this private placement within a pre-defined period.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company's common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang..  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007, Mr. Zhang entered into a similar escrow agreement with HFG International, Limited.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation's common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, the escrow agent must release certain amount of the make-good shares that were put into escrow.

Our Business

We are a holding company that only operates through our direct and indirect subsidiaries.  Through our wholly-owned Chinese subsidiary Henan Gengsheng and its direct majority-owned Chinese subsidiary, Henan High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China.  Through our direct, wholly-owned BVI subsidiary, Smarthigh and its direct and wholly-owned Chinese subsidiary, Duesail, we manufacture fracture proppant products.  We first produced our fracture proppant products in December 2006 but none have been sold.

Our mineral-based refractory products serve as components in industrial furnaces and other heavy machinery used in the steel, iron, cement, glass, and aluminum industries.  Our product lines are divided into three segments: monolithic refractories, industrial ceramics, and fracture proppant.  Our monolithic refractories are manufactured in a broad range of specifications and applied in a variety of end products, such as steel-making furnaces, industrial kilns and other high temperature vessels to maintain and extend their service lives, minimize heat and mass losses during production, and to reduce the overall production costs.  Our industrial ceramic products, which include abrasive balls and tiles, valves, electronic ceramics and structural ceramics, are components in a variety of end products such as fuse, vacuum interrupter, electrical components, mud slurry pump, and high-pressure pump, which are used in the electric power, electronic components, industrial pumps, and metallurgy industries.  We also provide maintenance sales for some of the our products.  Our fracture proppant products are used to reach trapped pockets of oil and natural gas deposits, which lead to higher productivities of oil and natural gas wells.

We sell our products to over 165 customers located in approximately 25 provinces in China and in other countries in Asia, Europe and North America.  Our sales revenues for the fiscal year ended December 31, 2006 were approximately $27.5 million and our net income after taxes was approximately $4.5 million.

The Offering

Common stock offered by selling stockholders

7,437,565 shares, consisting of 7,063,234 shares owned by selling stockholders and 374,331 shares issuable upon the exercise of warrants held by certain selling stockholders.  This number represents 30.4% of our current outstanding stock, assuming all the warrants are exercised. (1)

Common stock outstanding before the offering	24,038,280 shares.
Common stock outstanding after the offering, assuming all warrants are exercised	24,412,611 shares.
Proceeds to us

We will not receive any proceeds from the sale of common stock covered by this prospectus.  To the extent that the selling stockholders exercise, for cash, all of the warrants covering the 374,331 shares of common stock registered for resale under this prospectus, we would receive approximately $771,122 in the aggregate from such exercises.  We intend to use such proceeds for general corporate and working capital purposes.

Risk Factors	You should read “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

(1)

Based on 24,412,611 shares of common stock outstanding as of May 8, 2007, assuming that the warrants are exercised.

Summary Consolidated Financial Information

The following summary financial data are derived from the audited consolidated financial statements of Powersmart Holdings Limited, which became our wholly owned subsidiary on April 25, 2007 and is the holding company of our commercial operations.  This information should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.  Our historical results are not necessarily indicative of our results for any future periods.

(In thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004

Revenues	$27,482	$22,184	$18,922

Operating expenses	22,977	18,044	16,105

Operating income	4,505	4,140	2,817

Income taxes	7	250	665

Minority Interest	2	9	2

Net income	4,496	3,881	2,150

Earnings per share – basic and diluted	44,961.02	38,808.82	21,499.30

BALANCE SHEET DATA:

Working capital	11,460	9,816	6,122

Current assets	23,113	17,204	15,102

Total assets	30,944	21,609	18,998

Current liabilities	11,653	7,388	8,980

Total liabilities	11,653	7,388	8,980

Stockholders' equity	19,149	14,096	9,905

Our Addresses

The address of our principal executive office in China is No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan, People's Republic of China, 451271 and our telephone number is (86) 371-64059818.   Our address for correspondence in the United States is Heritage Management Consultants, Inc.  19 Shelter Cove Lane, # 101 Hilton Head Island, South Carolina 29928 and the telephone number is (843) 277-0024.  We maintain a website at www.gengsheng.com  that contains information about our subsidiary Henan Gengsheng Refractories Co., Ltd, but that information is not a part of this registration statement.

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Approximately 59% of our sales revenues were derived from our ten largest customers, and any reduction in revenues from any of these customers would reduce our revenues and net income.

While we have over 165 active customers, approximately 59% of our sales revenue came from our top ten customers in fiscal year 2006, with Rizhao Steel Co., Ltd. alone accounting for approximately 17% of our sales revenue.  If we cease to do business at or above current levels with Rizhao Steel Co., Ltd. or any one of our other largest customers which contribute significantly to our sales revenues, and we are unable to generate additional sales revenues with new and existing customers that purchase a similar amount of our products, then our revenues and net income would decline considerably.

Our inability to overcome fierce competition in the highly fragmented and highly competitive Chinese refractory market could reduce our revenue and net income.

The refractory market in China is highly fragmented with over 1,500 producers of refractory products, according to the Chairman of the Association of China Refractory Industry.  Our competitors manufacture products that are similar to and directly compete with the products that we manufacture and market.  We compete with many other refractory manufacturers in China, on a region-by-region basis, and with international competitors on a world wide basis.  Our main competitors are located in China and  include Puyang Punai High-temperature Materials Co., Ltd., Wuhan Ruisheng Specialty Refractory Materials Co., Ltd., Beijing Lirr Refractories Co., Ltd. and others.  Currently, our primary international competitor is Mineral Technologies, Inc. in the United States.

As a market leader in the monolithic refractory marketplace, we can buy raw materials in large quantities allowing us to negotiate volume pricing resulting in lower than our smaller competitors pay for their raw materials.  As our smaller competitors consolidate and grow larger, they may able to negotiate similar volume pricing from raw material suppliers.  Under that scenario, any cost advantage that we currently enjoy may be reduced or eliminated altogether.  Although our smaller competitors may pay higher materials costs relative to our material costs, their operating and administrative costs may be lower than ours, which may allow our competitors to quote very competitive prices for their products and services.  Their competitive prices may force us to lower our prices and to sell products and services at a loss in order to maintain our market share.  Currently, we have a policy for setting a pricing floor so that we do not sell products at a loss; however, we cannot assure you that we can maintain this policy indefinitely.  Thus, increased competition in our industry could reduce our revenue and net income.

A downturn or negative changes in the highly volatile steel and iron industry will harm our business and profitability.

In 2002, the iron and steel industries accounts for approximately 60% of consumption in the Chinese refractory industry according to the industry association statistics published at http://www.nhcl.com.cn/nhxxb/nhxx2002b.htm.  Because our largest customers are in the steel industry, our business performance is closely tied to the performance of the steel industry.  The sector as a whole is cyclical and its profitability can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates.  These macroeconomic factors have historically resulted in wide fluctuations in the Chinese and the global economies in which steel companies sell their products.  In our case, future economic downturns, stagnant economies or currency fluctuations in China or globally could decrease the demand for steel products and, could in turn, negatively impact our sales, margins and profitability.

Industry growth rate for refractory products may decelerate and may affect our future revenue growth.

In China, the production of refractory materials has experienced fast growth in recent years driven largely by growth in China's steel production.  According to data provided by the Association of China Refractories Industry, total output of refractory products over the past five years grew from 9.81 million tons in 2000 to 22.76 million tons in 2005, representing an annualized growth rate of 18.3%.  Total sales grew from RMB 19,300 million to RMB 64,000 million, representing an annualized growth rate of 27.1%.  Our industry's growth has been driven by the growth in the Chinese steel industry.  According to figures provided by the National Statistics Bureau of China, the Chinese steel output grew from an annual output of 157 million tons in 2001 to 419 million tons in 2006, representing a CAGR of 21.7%.  Going forward, however, the forecast provided by the China International Capital Corporation suggests that the annual output of steel in China is expected to grow to 651 million tons by 2010, representing a CAGR of 11.6 % over the next four years.  If the steel industry experiences such a slowdown, our growth prospects will likewise be curtailed.  Additionally, the market for monolithic refractories in China is still in the developmental stage, and successful market penetration of the monolithic refractories depends heavily on two factors.  First, successful market penetration depends on technological progress that results in better performance by our customers, new varieties of products that meet our customer's future requirements, and more efficient and effective installation and maintenance methods.  Second, successful market penetration also depends on our marketing strategy and our ability to execute that strategy while maintaining a high quality of service to our customers.  Our future revenue growth—without acquisitions—may maintain growth, but nevertheless, we may not match our past growth rate.

Improvements in the quality and lifespan of refractory products may decrease product turnover and our sales revenues.

Technological and manufacturing improvements have made refractory products more durable and more efficient. While making products more durable and more efficient is generally a positive development, the increased quality and durability of refractory products could lead to declining consumption and turnover of refractory products, which is usually measured in kilograms consumed per ton of steel produced.  According to the Association of China Refractories Industry, in the developed nations, the average refractory consumption per ton of steel produced dropped from 60 kilograms consumed per ton of steel produced in the 1950s to 13 kilograms consumed per ton of steel produced in 2005.  In China, the current average consumption rate is approximately 28 kilograms consumed per ton of steel produced.  With the growth rate in the steel industry decelerating and with the consumption rate of refractory products per ton of steel produced decreasing, the refractory industry's future growth rate may decelerate.  We can increase our prices to offset a decrease in product consumption, but we cannot assure you that price increases will be acceptable to our customers.

Our customers, especially the steel producers, have ever increasing demand for new products, so to compete successfully, we must continually introduce new, innovative and high performance products and services that satisfy our customers' expectations.

The market for our refractory products and services is characterized by rapid technological change, evolving industry standards and vigorous customer demand for new products more complex and customized product specifications and new services.  To compete successfully, we must continually enhance our existing products and develop new products in a timely and cost-effective manner.  If we fail to introduce new products and services that achieve broad market acceptance, especially by the steel industry, on a timely basis, or if we do not adapt our existing products and services to customer demands or evolving industry standards, our business could be significantly harmed.  In addition, our current competitors or new market entrants may offer products or services that are better accepted by the market which will take business away from us.

Our new products are complex and may contain defects that are detected only after their release to our customers, which may cause us to incur significant unexpected expenses and lost sales.

Our products are highly complex and must operate at high temperatures for a long period of time.  Although our new products are tested prior to release, they can only be fully tested when they are used by our customers.  Consequently, our customers may discover defects after new products have been released.  Although we have test procedures and quality control standards in place designed to minimize the number of defects in our products, we cannot guarantee that our new products will be completely free of defects when released.  If we are unable to quickly and successfully correct the defects identified after their release, we could experience significant costs associated with compensating our customers for damages cause by our products, costs associated with correcting the defects, costs associated with design modifications, and costs associated with service or warranty claims or both.  Additionally, we could lose customers, lose market share, and suffer damage to our reputation.

Any decrease in the availability, or increase in the cost, of raw materials and energy could materially increase our costs and jeopardize our current profit margins and profitability.

The principal raw materials used in our refractory products are several forms of the minerals SiO2, Al203, and MgO, including bauxite, mullite, corundum, processed Al203, Spinel, magnesia, calcium aluminate cement, and silica.  We primarily use bauxite in the production of refractory materials, fracture proppants and some industrial ceramic products.  The availability of these raw materials and energy resources may decrease and their prices can become volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations.  Our ability to achieve our sales target depends on our ability to maintain what we believe to be adequate inventories of raw materials to meet reasonably anticipated orders from our customers.  In 2006, raw material costs accounted for 81.4% of the production cost for refractory products and 75.3% for industrial ceramics products.

Our production facilities are located in Gongyi, Henan Province, where there is currently an abundant reserve of bauxite and corundum for refractory manufacturing.  Although our proximity to bauxite allows us to benefit from a relatively short delivery time and lower shipping costs to our production facilities, we may experience supply shortages or price increases or both due to sharp increases in overall industry demand for bauxite.  Besides purchasing bauxite from local suppliers, we also purchase bauxite, mullite, magnesia, calcium aluminate cement and other raw materials from suppliers in Shanxi Province, Shandong Province, Liaoning Province and Gansu Province.  All these locations are outside of Henan Province.  Higher shipping costs will increase our cost of raw materials from these sources and will have a negative impact on our revenues and profitability.

Further, if our existing suppliers are unable or unwilling to deliver our raw materials requirements in time to meet our production schedules, we may be unable to produce certain products, which could result in a decrease in revenues and profitability and a loss of good will with our customers, and could tarnish our reputation as a reliable supplier in our industry.  In the event that our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all due to contractual agreements or pricing pressures in the refractory market.  Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings and profitability.

Actions by the Chinese government could drive up our material costs and could have a negative impact on our profitability.

In the past five years, the Chinese government has shut down some outdated mineral mines in China.  These shutdowns have decreased the overall supply of raw materials needed to produce refractory products.  As a result, the materials costs for our products have increased.  If the Chinese government shuts down more mineral mines, we could experience further supply shortages and prices increases that could have a negative impact on our profitability.

We may not be able to implement our business plan because we may be unable to both fund the substantial ongoing capital and maintenance expenditures that our operations require and invest in new projects at the same time.

Our operations are capital intensive and the nature of our business and our business strategy will require additional substantial working capital investment.  We require capital for building new production lines, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations, and to pursue new market opportunities.  Our current business plan estimates our anticipated capital expenditures for the period ending on December 31, 2007 to be approximately $6,500,000.  We may not be able to fund our capital expenditures from operating cash flow and from the proceeds of borrowings available for capital expenditures under our credit facilities, and we may require additional debt or equity financing.  We cannot assure you, however, that this type of financing will be available or, if available, it may result in increased interests expense, increased leverage and decreased income available to fund further expansion.  In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downtowns.  If we are unable to fund our capital requirements, we may be unable to implement our business plan, and our financial performance may be adversely impacted.

A significant interruption or casualty loss at any of our facilities could increase our production costs and reduce our sales and earnings.

Our manufacturing process requires large industrial facilities for crushing, smashing, batching, molding and baking raw materials.  After the refractory products come off the production line, we need additional facilities to inspect, package, and store the finished goods.  Our facilities may experience interruptions or major accidents and may be subject to unplanned events such as explosions, fires, inclement weather, acts of God, terrorism, accidents and transportation interruptions.  Any shutdown or interruption of any facility would reduce the output from that facility, which could substantially impair our ability to meet sales targets.  Interruptions in production capabilities will inevitably increase production costs and reduce our sales and earnings.  In addition to the revenue losses, longer-term business disruption could result in the loss of goodwill with our customers.  To the extent these events are not covered by insurance, our revenues, margins and cash flows may be adversely impacted by events of this type.

Environmental regulations impose substantial costs and limitations on our operations.

Our products are not considered environmentally hazardous materials.  The dust produced during our production process, however, is considered hazardous to the environment.  We have environmental liability risks and limitations on operations brought about by the requirements of environmental laws and regulations.  We are subject to various national and local environmental laws and regulations concerning issues such as air emissions, wastewater discharges, and solid and hazardous waste management and disposal.  These laws and regulations are becoming increasingly stringent.  While we believe that our facilities are in material compliance with all applicable environmental laws and regulations, the risks of substantial unanticipated costs and liabilities related to compliance with these laws and regulations are an inherent part of our business.  It is possible that future conditions may develop, arise or be discovered that create new environmental compliance or remediation liabilities and costs.  While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of compliance have been included within budgeted cost estimates, compliance may prove to be more limiting and costly than anticipated.

If our customers and/or the ultimate consumers of products which use our products successfully assert product liability claims against us due to defects in our products, our operating results may suffer and our reputation may be harmed.

Our products are widely used as protective linings in industrial furnaces operating in highly hazardous environments because those furnaces must operate under extremely high temperatures in order to produce iron, steel and other industrial products.  Significant property damage, personal injuries and even death can result from the malfunctioning of high temperature furnaces as a result of defects in our refractory products.  The costs and resources needed to defend product liability claims could be substantial.  If found liable, we could be responsible for paying some or all of the damages.  We do not have product liability insurance.  The publicity surrounding these sorts of claims is also likely damage our reputation, regardless of whether such claims are successful.  Any of these consequences resulting from defects in our products would hurt our operating results and stockholder value.

We might fail to adequately protect our intellectual property and third parties may claim that our products infringe upon their intellectual property.

As part of our business strategy, we intend to accelerate our investment in new technologies in an effort to strengthen and differentiate our refractory product portfolio and make our manufacturing processes more efficient.  As a result, we believe that the protection of our intellectual property will become increasingly important to our business.  Currently, four patents are registered in the name of Henan Gengsheng and we have one patent application pending.  Over the years, we have compiled an internal database that contains detailed information about our customers' specific composition formulas for their monolithic refractory product needs.  This database of knowledge forms the basis of our core competency and we believe it provides us with a competitive advantage in the marketplace.  We also rely on the patent, trademark, copyright and trade secret laws of China and other countries to protect our intellectual property rights.

We may be unable to prevent third parties from using our intellectual property without authorization.  The use of our intellectual property by others could reduce any competitive advantage that we have developed or otherwise harm our business.  If we had to litigate to protect these rights, these legal proceedings could be costly, and we may not prevail.  We will continue to prosecute our pending patent application and new patent applications, as appropriate, but we can provide no assurance that our pending applications will be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these applications.  A failure to obtain new patents or protect or existing patents could limit our ability to protect our new products or manufacturing processes and may impede our marketing efforts.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our products.

Our business plan is to significantly grow our operations by meeting the anticipated growth in demand for existing products and by introducing new product offerings.  Growth in our business may place a significant strain on our personnel, management, financial systems and other resources.  Our business growth also presents numerous risks and challenges, including:

•

our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;

•

the costs associated with such growth, which are difficult to quantify, but could be significant; and

•

the costs associated with developing new products to keep pace with rapid technological changes.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage existing and additional employees.  Funding may not be available in a sufficient amount or on favorable terms, if at all.  If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including Shunqing Zhang, our President and CEO.  They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations.  If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer.  Significant turnover in our senior management also could significantly deplete our institutional knowledge held by our existing senior management team.  We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

We do not have any independent directors and there is no assurance that any independent directors will be appointed or what their qualifications may be if they are appointed.

We currently do not have any independent directors.  In the future, we may appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or NASDAQ, but we may not be able to identify independent directors qualified to be on our board.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports, including Form 10-K.  In addition, the independent registered public accounting firm auditing a company's financial statements must also attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting as well as the operating effectiveness of the company's internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2006; accordingly, we have not evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls as required by these requirements of SOX 404.  Under current law, we will be subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2007.  We can provide no assurance that we will comply with all of the requirements imposed thereby.  There can be no assurance that we will receive a positive attestation from our independent auditors.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements.

Our holding company structure may limit the payment of dividends.

We have no direct business operations, other than our ownership of our subsidiaries.  While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below.  If future dividends are paid in RMB, fluctuations in the exchange rate for the conversion of RMB into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations.  Our subsidiaries in China are also required to set aside a portion of their after tax profits according to Chinese accounting standards and regulations to fund certain reserve funds.  Currently, our subsidiaries in China are the only sources of revenues or investment holdings for the payment of dividends.  If they do not accumulate sufficient profits under Chinese accounting standards and regulations to first fund certain reserve funds as required by Chinese accounting standards, we will be unable to pay any dividends.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time.  This could either benefit or damage our operations and profitability.  Some of the things that could have this effect are:

•

Level of government involvement in the economy;

•

Control of foreign exchange;

•

Methods of allocating resources;

•

Balance of payments position;

•

International trade restrictions; and

•

International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways.  For example, state-owned enterprises still constitute a large portion of the Chinese economy and weak corporate governance and a lack of flexible currency exchange policy still prevail in China.  As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited.

The Chinese legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used.  The overall effect of legislation enacted over the past 20 years has been to enhance the legal protections afforded to foreign invested enterprises in China.  However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses.  In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S.  As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against our Chinese operations and subsidiaries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

China only recently has permitted provincial and local economic autonomy and private economic activities.  The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters.  We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements.  However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation.  During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%.  These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues will be settled in Renminbi and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations implemented on September 8, 2006

On September 8, 2006, the PRC Ministry of Commerce or “MOFCOM,” together with several other government agencies, promulgated a comprehensive set of regulations governing the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC.  Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the governmental agencies.  In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction.  Governmental approvals will have expiration dates by which a transaction must be completed and reported to the governmental agencies.  Compliance with the regulations is likely to be more time consuming and expensive than in the past and the government now can exert more control over the combination of two businesses.  Accordingly, due to these new regulations, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulations allow PRC government agencies to assess the economic terms of a business combination transaction.  Parties to a business combination transaction may have to submit to MOFCOM and the other government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction.  The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year.  The regulations also limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities.  Transaction structures involving trusts, nominees and similar entities are prohibited.  Therefore, we may not be able to negotiate a business combination transaction on terms favorable to our stockholders.

The value of our securities will be affected by the currency exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB, and between those currencies and other currencies in which our sales may be denominated.  For example, if we need to convert U.S. dollars into RMB for our operational needs and the RMB appreciates against the U.S. dollar at that time, our financial position, our business, and the price of our common stock may be harmed.  Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Our procurement strategy is to diversify our suppliers both in the PRC and overseas.  And some of our raw materials and major equipments are currently imported.  These transactions are often settled in U.S. dollars or other foreign currency.  In the event that the U.S. dollars or other foreign currency appreciate against RMB, our costs will increase.  If we cannot pass the resulted cost increase to our customers, our profitability and operating results will suffer.  In addition, because our sales to international customers are growing, we are subject to the risk of foreign currency depreciation.

New corporate income tax law could adversely affect our business and our net income.

On March 16, 2007, National People's Congress passed a new corporate income tax law, which will be effective on January 1, 2008.  This new corporate income tax unifies the corporate income tax rate, cost deductions and tax incentive policies for both domestic and foreign-invested enterprises in China.  According to the new corporate income tax law, the applicable corporate income tax rate of our Chinese subsidiaries will incrementally increase to 25% over a five-year period.  We are expecting that the rules for implementation  would be enacted by the Chinese government in the coming months.  After the rules are enacted, we can better assess what the impact of the new unified tax law would be over this period.  The discontinuation of any special or preferential tax treatment or other incentives could adversely affect our business and our net income.

RISKS RELATED TO THE MARKET FOR OUR STOCK

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

We are subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  If our common stock becomes a “penny stock,” we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.”  This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses).  For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.  As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market.  Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule.  In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Our President  and CEO holds a significant percentage of our outstanding voting securities.

Shunqing Zhang, our CEO and President is the beneficial owner of approximately 70.3 % of our outstanding voting securities.  As a result, he possess significant influence, giving him the ability to elect a majority of our board of directors and to authorize or prevent significant corporate transactions.  His ownership and control may impede or delay any future change in control through merger, consolidation, takeover or other business combinations; and may discourage a potential acquirer from making a tender offer.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-in-control.

Our Articles of Incorporation authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders.  These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights provisions.  The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock.  In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party.  The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

 We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

DILUTION

Our net tangible book value as of December 31, 2006 was approximately $122.77 per share of common stock. Net tangible book value is determined by dividing our tangible book value (total assets less intangible assets including know-how and less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below from time to time of up to a total of 7,437,565 shares of our common stock that were issued or are issuable to selling stockholders pursuant to transactions exempt from registration under the Securities Act.  All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock, options or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of May 10, 2007 are included.  Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.  Each selling stockholder's percentage of ownership in the following table is based upon 24,038,280 shares of common stock outstanding as of May 10, 2007.

Except as specifically set forth in the footnotes to the table, none of the selling stockholders has held a position as an officer or director of the company, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates.  All information with respect to share ownership has been furnished by the selling stockholders.  The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time.  In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders.  Furthermore, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

For additional information, refer to our disclosure under the headings “Security Ownership of Certain Beneficial Owners and Management.”

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below.  To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.  We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Name and Address	Shares Beneficially Owned before the Offering	Maximum Number of Shares to be Sold	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering(1)
Halter Financial Investments, L.P (2) 12890 Hill Top Road Argyle, TX 76226 5100 Poplar Ave., Suite 805 Memphis, TN 38137	609,792	609,792	0	*
Halter Financial Group, L.P. (3) 12890 Hill Top Road Argyle, TX 76226 5100 Poplar Ave., Suite 805 Memphis, TN 38137	660,608	660,608	0	*
Glenn A. Little(4) 211 West Wall Street Midland, TX 79701-4556	268,200	268,200	0	*
Heritage Management Consultants, Inc. (5) 19 Shelter Cove Lane, #101 Hilton Head Island, South Carolina 29928	50,000	50,000	0	*
Shufang Zhang c/o 12890 Hill Top Road Argyle, TX 76226	127,040	127,040	0	*
Brean Murray Carret & Co., LLC(6) 570 Lexington Avenue New York, NY 10022.6822	374,331	374,331	0	*
Straus Partners, LP. (7) c/o: Straus Asset Management LLC 605 Third Avenue New York, NY 10158	180,481	180,481	0	*
Straus-GEPT Partners, LP (7) c/o: Straus Asset Management LLC 605 Third Avenue New York, NY 10158	220,588	220,588	0	*
Blackwell Partners LLC (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	303,385	303,385	0	*
Litmus Capital Fund Ltd. (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	69,727	69,727	0	*

Litmus Capital Partners LP (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	13,213	13,213	0	*
Litmus Capital Partners (QP) LP (8) c/o: Litmus Capital Management LLC 787 Seventh Ave, 9th Floor New York, NY 10019	41,483	41,483	0	*
Harbour Holdings Ltd. (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	319,159	319,159	0	*
Skylands Special Investment LLC (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	146,300	146,300	0	*
Skylands Special Investment LLC II (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd., Suite 250 Milwaukee, WI 53226	21,700	21,700	0	*
Skylands Quest LLC (9) c/o: Skylands Capital, LLC 1200 N. Mayfair Rd, Suite 250 Milwaukee, WI 53226	47,600	47,600
Barrington Partners, A California Limited Partnership (10) c/o Barrington Partners 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	243,072	243,072	0	*
Barrington Investors, L.P. (10) c/o Barrington Partners 2001 Wilshire Blvd., Suite 401 Santa Monica, CA 90403	559,067	559,067	0	*
Whitebox Intermarket Partners, LP (11) c/o Whitebox Advisors LLC 3033 Excelsior Blvd., Suite 300 Minneapolis, MN 55416-4675	294,118	294,118	0	*
SovGem Limited (12) No. 6 Britannia Place Bath Street, St. Helena Jersey, UK JE2 454	133,690	133,690	0	*
Basso Multi-Strategy Holding Fund Ltd. (13) c/o: Basso Capital Management 1266 East Main St. Stamford, CT 06902	427,807	427,807	0	*
Basso Fund Ltd. (14) c/o: Basso Capital Management 1266 East Main St. Stamford, CT 06902	106,952	106,952	0	*

Jian Bin Zhang Room 1208, Suning Universal Mansion 188 Guangzhou Rd.	1,069,519	1,069,519	0	*
Chunyan Zhang c/o Wang Fang Room GH, 16th Floor, No. 310 TianShan Rd.	106,952	106,952	0	*
Jason X. Nie 222 Cypress Ridge Dr. Severna Park, MD 21146	53,476	53,476	0	*
Gary C. Evans 1808 Point De Vue Flower Mound, TX 75022	267,380	267,380	0	*
Panayiotis Andreou 13777 33 Ave Surrey, BC V4P 2B5	13,550	13,550	0	*
Todd Mazzei 2309 Bowness Rd Nw Calgary, AB T2N 3L6	13,550	13,550	0	*
Sandeep G. Aggarwal 15 Woodhaven Cres Sw Calgary, AB T2W 5S3	13,550	13,550	0	*
Bob Geddes 115 Solace Ridge Pl Calgary, AB T3Z 3M9	17,566	17,566	0	*
James Saunders 44 Wolfwillow Lane Calgary, AB T3Z 1B5	26,700	26,700	0	*
Terral Hagman Rr 1 Wembley, AB T0H 3S0	13,550	13,550	0	*
Richard Macdermott Box 97 Site 4 Rr 1 De Winton, AB T0L 0X0	13,550	13,550	0	*
Harold R Vickers Professional Corporation (15) 805 10 Ave Sw, Suite 600 Calgary, AB T2R 0B4	21,400	21,400	0	*
Earl C Fawcett 137 Signature Close Sw Calgary, AB T3H 2V6	13,550	13,550	0	*

Harry Gabel 55 Country Club Lane Calgary, AB T3R 1G2	13,550	13,550	0	*
Jesse L Hudey RR8 S42 Comp7 Lethbridge, AB T1J 4P4	13,350	13,350	0	*
William &/Or Colleen Tobman Jtwros 2412 34 Ave Nw Calgary, AB T2L 0V2	13,500	13,500	0	*
Murray Atkins 25102 Lower Springbank Rd Calgary, AB T3Z 3J9	54,000	54,000	0	*
128005 Alberta Ltd 640 Ave SW Calgary, AB T2P 0S4	26,214	26,214	0	*
The Restated Gene F. Boyd Revocable Living Trust Dated January 20, 2000 c/o Gene F. Boyd 712 Franklin Court Ardmore, OK 73401	26,738	26,738	0	*
Donna H. Dodson 230 Rodriguez St., Suite A Santa Fe, NM 87501-2908	26,738	26,738	0	*
William H. Garrett Revocable Living Trust dtd 4/24/02 (16) c/o: Capital West Securities 211 N. Robinson, Suite 200 Oklahoma City, OK 73102	13,369	13,369	0	*
Ultra DTD LLC 230 Rodriguez St., Suite A Santa Fe, NM 87501-2908	13,369	13,369	0	*
Jensen Living Trust dtd 7-27-01 c/o: J. David Jensen 1904 Huntington Ave. Oklahoma City, OK 73116	13,369	13,369	0	*
Jan M. Boyington Revocable Trust 11/16/90 c/o: Jan M. Boyington 609 Glenridge Drive Edmond, OK 73013	26,738	26,738	0	*
Don A. Boyington Revocable Trust 11/16/90 c/o: Don Boyington 609 Glenridge Drive Edmond, OK 73013	53,476	53,476	0	*
Richard J. Orthwein Trust c/o Richard J. Orthwein P.O. Box 14180 Oklahoma City, OK 73114	26,738	26,738	0	*

Jerry Tubb 201 Robert S. Kear Ave., Suite 1000 Oklahoma City, OK 73102	26,738	26,738	0	*
Charles E. Teeter 150 Spyglass Rd. McQueeney, TX 78123	13,369	13,369	0	*
Robert G. Radar and Judith T. Radar Revocable Living Trust Dated September 2, 1997 c/o Robert G. Radar and Judith T. Radar 7009 No. Shawnee Dr. Oklahoma City, OK 73116	6,684	6,684	0	*
Robert T. Horch 11212 Cedar Ridge Road Oklahoma City, OK 73162	13,369	13,369	0	*
James B. Lisle and W. Pauline Lisle c/o Brean Murray Carret & Co., LLC 570 Lexington Avenue New York, NY 10022.6822	6,684	6,684	0	*
Andrew Cumming 3105 Sleepy Hallow Dr. Plano, TX 75093	53,476	53,476	0	*
Kevin Halter Jr. c/o: Halter Capital Corp. 2591 Dallas Parkway #102 Frisco, TX 75034	26,738	26,738	0	*
Richard D. Squires c/o: SPI Holdings, LLC 100 Crescent Court, Suite #450 Dallas, TX 75201	106,952	106,952	0	*
Total	7,437,565	7,437,565	0	*

* Less than 1%

(1)     Assumes that all securities offered are sold.

(2)     Includes 609,792 shares of our common stock owned by Halter Financial Investments, L.P., or “HFI”, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

(3)     Includes 660,608 shares of our common stock owned by Halter Financial Group, L.P., or “HFG”, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

(4)      Includes 200,000 shares of our common stock held by Pershing LLC FBO Glenn A Little IRA Account and 68,200 shares of our common stock held of record by Glenn A. Little.

(5)     Jim Groh is the President and owner and has voting and investment power over securities held by Heritage Management Consultants, Inc.

(6)     Represents shares underlying a warrant for the purchase of up to 374,331 shares of our common stock in the aggregate granted to Brean Murray, 112,299 of which may be transferred to its potential designee(s) in connection with the private placement.  Kenneth J. Kirsch has voting and investment power over securities held by Brean Murray Carret & Co., LLC.

(7)     Melville Straus has voting and investment power over securities held by Straus Partners, LP. and by Straus-GEPT Partners, LP.

(8)     Anthony Cordone, sole member of Litmus Capital Management LLC, the general partner Blackwell Partners LLC, Litmus Capital Fund Ltd, Litmus Capital Partners LP. And Litmus Capital Partners (QP) LP, has voting and investment power over the securities held by Blackwell Partners LLC, Litmus Capital Fund Ltd, Litmus Capital Partners LP. And Litmus Capital Partners (QP) LP.

(9)   Charles A. Paquelet has voting and investment power over the securities held by Harbour Holdings Ltd, Skylands Special Investment LLC, Skylands Special Investment LLC II and Skylands Quest LLC.

(10)   Russell Faucett has voting and investment power over the securities held by Barrington Partners and by Barrington Investors, L.P.

(11)   Andrew J. Redleaf has voting and investment power over the securities held by Whitebox Intermarket Partners, LP.

(12)   Douglas Kearney, Hugh de Lusingnan and Gareth Milne together have voting and investment power over securities held by SovGem Limited.

(13)   Basso Capital Management, L.P. , or Basso is the Investment Manager to Basso Fund Ltd., or Basso Fund.  Howard Fischer is the managing member of Basso GP LLC, the General Partner of Basso.  Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(14)   Basso Capital Management, L.P. is the Investment Manager to Basso Fund Ltd..  Howard Fischer is the managing member of Basso GP LLC, the General Partner of Basso.  Mr. Fischer has ultimate responsibility for trading with respect to the Fund.

(15)   Harold R Vickers has voting and investment power over securities held by the Harold R Vickers Professional Corporation.

(16)   Ann Garrett has voting and investment power over securities held by William H. Garrett Revocable Living Trust dtd 4/24/02.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders.  We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholders may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•

block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•

broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the Selling Stockholder and/or the purchasers.  Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder's business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.  If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that the persons receiving the greatest number of votes shall be the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue shares of non-voting preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

Our independent stock transfer agent is PacWest Transfer, LLC. The agent's mailing address is 337 Gay Street, P.O. Box 518, Washington, VA 22747. The agent's phone number is (540) 675-3129.

INTEREST OF NAMED EXPERTS AND COUNSEL

The validity of the securities offered hereby has been passed upon for us by Thelen Reid Brown Raysman & Steiner LLP, Washington, D.C.

The audited financial statements of Powersmart included in this prospectus and in the registration statement have been audited by PKF Hong Kong, China, CPA, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

DESCRIPTION OF BUSINESS

Our History

Our corporate name is Point Acquisition Corporation.  We were originally incorporated under the laws of the State of Washington on November 13, 1947 under the name Silver Mountain Mining Company.  On August 20, 1979, we amended our articles of incorporation to change our corporate name to Leadpoint Consolidated Mines Company.  From our inception until 2001, our operations involved the attempted commercialization of various unpatented mining claims and deeded mineral rights in the state of Washington.  The unpatented mining claims were terminated and abandoned in 1993 and the deeded mineral rights were abandoned in 2001.  On August 15, 2006, in order to change our domicile from Washington to Nevada, we were merged with and into Point Acquisition Corporation, a Nevada corporation.  From about 2001 until the reverse acquisition of Powersmart on April 25, 2007, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

Acquisition of Powersmart and Related Financing

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Powersmart Holdings Limited whereby we issued to Shunqing Zhang, the sole shareholder of Powersmart Holdings Limited 16,887,815 shares of Point Acquisition Corporation common stock, in exchange for all of the issued and outstanding capital stock of Powersmart Holdings Limited.  Powersmart Holdings Limited thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  We plan to amend our articles of incorporation to change our name to China Minerals Technologies, Inc.  Such amendment is expected to become effective in or about June 2007.

Upon the closing of the reverse acquisition, Timothy P. Halter, our sole officer and director, submitted his resignation letter pursuant to which he resigned from all offices of Point Acquisition Corporation that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Exchange Act, which information statement will be mailed out on or about May 1, 2007.  Shunqing Zhang will be appointed as our director at the effective time of the resignation of Mr. Halter.  In addition, our executive officers were replaced by the executive officers of Powersmart upon the closing of the reverse acquisition as described in more detail below.

Powersmart Holdings Limited was incorporated in the BVI in November 2004 and has two direct wholly-owned subsidiaries Henan Gengsheng and Smarthigh.  Henan Gengsheng was incorporated in China in December 1992 and Smarthigh was incorporated in the BVI in November 2004.  Henan Gengsheng owns 89.33% of its Chinese operating subsidiary, Henan High-Temperature, which was incorporated in September 2002.  Another indirect subsidiary of ours, Duesail, which was incorporated in August 2006, is wholly owned by Smarthigh.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with Powersmart as the acquirer and Point Acquisition Corporation as the acquired party.  When we refer in this prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we usually are referring to the business and financial information of Powersmart on a consolidated basis unless the context in this prospectus suggests otherwise.

On April 25, 2007, we also completed a private placement pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds.  In connection with this private placement, we paid a fee of $600,917 to Brean Murray and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a warrant for the purchase of 374,331 shares of our common stock in the aggregate.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants we issued to the placement agent and its designee in connection with this private placement within a pre-defined period.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company's common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang..  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007 Mr. Zhang entered into a similar escrow agreement with HFG International, Limited.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation's common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, as described above the escrow agent must release certain amount of the make-good shares that were put into escrow.

Business Review

We are a holding company that only operates through our direct and indirect subsidiaries.  Through our wholly-owned Chinese subsidiary Henan Gengsheng and its direct majority-owned Chinese subsidiary, Henan High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China.  Through our direct, wholly-owned BVI subsidiary, Smarthigh and its direct and wholly-owned Chinese subsidiary, Duesail, we manufacture fracture proppant products.  We first produced our fracture proppant products in December 2006 but none have been sold.

Our mineral-based refractory products serve as components in industrial furnaces and other heavy machinery used in the steel, iron, cement, glass, and aluminum industries.  Our product lines are divided into three segments: monolithic refractories, industrial ceramics, and fracture proppant.  Our monolithic refractories are manufactured in a broad range of specifications and applied in a variety of end products, such as steel-making furnaces, industrial kilns and other high temperature vessels to maintain and extend their service lives, minimize heat and mass losses during production, and to reduce the overall production costs.  Our industrial ceramic products, which include abrasive balls and tiles, valves, electronic ceramics and structural ceramics, are components in a variety of end products such as fuse, vacuum interrupter, electrical components, mud slurry pump, and high-pressure pump, which are used in the electric power, electronic components, industrial pumps, and metallurgy industries.  We also provide maintenance sales for some of the our products.  Our fracture proppant products are used to reach trapped pockets of oil and natural gas deposits, which lead to higher productivities of oil and natural gas wells.

We sell our products to over 165 customers located in approximately 25 provinces in China and in other countries in Asia, Europe and North America.  Our sales revenues for the fiscal year ended December 31, 2006 were approximately $27.5 million and our net income after taxes was approximately $4.5 million.

Overview of Refractory Products and the Refractory Product Industry

Refractory products are high-temperature-resistant materials primarily used as linings for high-temperature furnaces, kilns, reactors and other high thermal processing units.  In addition to being resistant to thermal stresses caused by temperature changes and temperature gradients, refractory products must also be able to withstand mechanical wear and corrosion caused by chemical agents from contacting media and rapid changes in temperature.

Modern refractory production is largely a replication of a naturally occurring process whereby naturally occurring or synthetic non-metallic mineral oxides, and some non-oxides like carbides or nitrides, are formed under the bonding conditions of high heat and pressure.  Technological progress has resulted in new bonding techniques using chemicals, cements and resins rather than simply heat and pressure.  Refractory products typically have relatively high bulk density, a high softening point and high crushing strength.  The typical categories of refractory products and examples of those products are as follows:

♦

Monolithics—a lining without joints, which is cast, rammed, gunned or coated onto place inside of a furnace or other high-thermal processing unit;

♦

Bricks— low-grade, low-purity, and simply-shaped bricks to high-grade, high-purity, and complex-shaped bricks which serve as a component of a high thermal processing unit; and

♦

Pre-cast shapes made from monolithic refractories—specific monolithic refractory products which have been manufactured and designed to fit our customers' specifications, such as blocks for EAF roofs and burners for heating furnaces.

Refractory products are typically used in heavy industry, including the steel, foundry, chemical, aluminum, petrochemical, pulp and paper, cement, lime, incineration and power and cogeneration industries.  According to a research report published by Almatis, the steel industry consumed about 60% to 70% of all refractory products.

According to a technical paper available at http://www.almatis.com/download/technical-papers/UNITECRO5-180.pdf, in 2003, RHI, Vesuvius, Morgan, Plibrico, Lafarge, and Minteq accounted for about 25% of the estimated global refractory sales turnover, which was approximately $3.94 billion.  Based on this data, we believe that the global market in 2003 for refractory products was approximately $15.76 billion (3.94 x 4 =15.76).  In China, the production and sales of refractory products have experienced rapid growth in recent years.  According to www.nhcl.com.cn (a Chinese government website dedicated to the refractories industry), in the past six years, total output grew from 9.81 million tons in 2000 to 22.76 million tons in 2005, representing an annualized growth rate of 18.3% and total sales grew from 19,300 million RMB to 64,000 million RMB, representing an annualized growth rate of 27.1%.

Refractory Market Trends

The refractory product industry is a large, cyclical and highly competitive industry whose overall performance is closely tied to the performance of other industries, such as the steel and iron industry on a micro level, and to the global economy, on a macro level.

Several trends suggest that the refractory product industry will continue to have strong growth potential in China:

•

Continued Growth in the Steel Industry.  The steel industry drives the demand for refractories.  In January, 2007, the International Iron and Steel Association stated that over the last decade, the global production of steel has grown by an average of 6% per annum.  According to Datamonitor, the total revenue of the global steel market reached $957.9 billion in 2005, representing a compound annual growth rate (“CAGR”) of 27.2% during the five-year period spanning from 2001 until 2005.  During that same period, the volume of global steel production increased at a CAGR of 7.7%, reaching almost 1.2 billion metric tons in 2005.  Approximately 13% of the world's steel was produced in North America and 16% in the European Union. Asia-Pacific contributed approximately 45% of world production in 2004, of which China, the world's largest steel producing country, produced over 25%.  The growth of the steel market in China has grown in tandem with the growth in overall economic activity in China, but the expansion rate of steel industry is well above the growth rate of the overall Chinese economy.  According to estimates provided by China's Iron and Steel Association, China' potential capacity in iron and steel production reached 470 million tons at the end of 2005.  We believe that the continued growth of the steel industry will continue to drive demand for our refractory products.

•

Increased Demand for Monolithic Refractories.  Monolithic refractories are made by combining various component minerals in powdered format with water or another liquid binder and then either casting, ramming, gunning or coating them into shape. Shaped refractories are made through more complicated manufacturing processes which involve pressing, drying, firing, and, in some cases, machining. Monolithic refractories often outperform shaped refractories in terms of production cost, installation efficiency and cost, application flexibility and service life. Approximately 70% of the refractories marketplace in China demands monolithic refractories, which is almost 20% higher than the demand for such products by other more developed nations. Management expects that the customer base in China for refractories will continue to primarily demand monolithic refractory products and believes that we are well positioned to capitalize on any increase in demand.

•

Trend Towards More Advanced and Longer Lasting Refractories.  Many Chinese steel producers are demanding refractory products with better performance, greater productivity, longer service life, and better cost effectiveness.  For example, steel manufacturers who provide steel to automobile manufacturers are responding to the automotive industry's demand for steel that does not contain the normal level of carbon.  Our carbon-free refractory products which are focused on clean steel production, have helped the steel industry meet the automotive industry's demand.  We intend to enhance our manufacturing capabilities for carbon-free refractory products to satisfy the market demand for clean steel production.

•

Consolidation and privatization.  Historically, many refractory product companies have been state-owned and operated, particularly in China.  Current trends are towards private ownership and, more recently, industry consolidation.  Management believes that given our market leadership position, we are well positioned to acquire smaller refractory companies to expand our market share and customer base.

•

Industry Shift.  For a variety of reasons, China is becoming a leading industrial and manufacturing center. There is a global trend towards moving manufacturing operations from countries where manufacturing costs are generally higher to countries such as China, where the manufacturing costs are generally lower.  More foreign multinational companies are entering the Chinese market to manufacture their goods which affords us greater opportunity to sell our products to them.  We believe that this trend of large multinational companies seeking to produce their products in China will benefit us.

Our Products and Services

We develop, manufacture and market a broad range of mineral-based heat-resistant products, which are generally referred to as refractory products.  Our net sales of refractory products were approximately $27.5 million, $22 million and $19 million for the years ended December 31, 2006, 2005 and 2004, respectively.  See “Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Our product lines are divided into three major segments: monolithic refractories based on specific mixture formulas, industrial ceramics, and fracture proppant.  Our largest product segment is the monolithic refractories, which accounted for approximately 97% of our total revenue in 2006.  Our monolithic refractories are applied to the interior surfaces of steel-making furnaces and other high temperature vessels to improve their productivity and reduce the overall production costs.  Our industrial ceramic products include plates, tubes, elbows, rollers, cylinders and plugs, wearable valves and alveolate ceramics and are used as components in a variety of end products such as switches, fuses, power generators, oil field plug pumps, and reheating furnaces.  Our fracture proppant products are primarily used as materials for extracting crude oil and natural gas.  Our fracture proppant help to increase the productivity of crude oil and natural gas wells.  Besides selling our own products, sometimes we purchase and resell small quantities of shaped refractory bricks manufactured by third parties to fulfill some of our project contract requirements.

Refractory products possess excellent high-temperature-resistant qualities and can function under thermal stress that is common in many heavy industrial production environments.  Because of their unique high-temperature-resistant qualities, the refractory products are used as linings and key components in many industrial furnaces, such as steel production furnaces, ladles, vessels, and other high-temperature processing machines that must operate at high temperatures for a long period of time without interruption.  The iron, steel, cement, chemical, coal, glass, petro-chemical, and non-ferrous industries use refractory products and our major customers are companies in these industries.

Our largest customers, measured by percentage of our revenue, operate in the steel industry.  The steel industry is characterized by intense price competition, which results in a continuing emphasis on our need to increase product productivity and performance.  Our strategy has been to fulfill the steel industry's need by developing technologically advanced refractory products to help our customers increase their productivity.  We believe that the trend towards even greater productivity in the highly competitive steel industry will continue to provide a growing opportunity for our products, especially monolithic refractories.

Every order for monolithic materials is a customized solution. We customize our customers' orders for monolithic materials based on their uniquely requested formulas.  Upon delivery of our products to customers, the monolithic materials are applied to the inner surfaces of our customers' furnaces, ladles, or other vessels to improve the productivity of those expensive pieces of equipment.  Use of our products lead to lower overall cost of production and stronger financial performance for our customers.  The reasons that the monolithic materials can help our customers improve productivity, lower production costs, and achieve stronger financial performance are: (i) monolithic refractory castables can be cast into complex shapes which are unavailable or difficult to achieve alternative products such as shaped bricks; (ii) monolithic refractory linings can be repaired, and in some cases, even reinstalled, without furnace cool-down periods or steel-production interruptions, improving steel makers' productivity; (iii) monolithic refractories can form an integral surface without joints, enhancing resistance to penetration, impact and erosion, hence improving the equipment's operational safety and extending their useful service lives; (iv) monolithic refractories can be installed by specialty equipment either automatically or manually, thus saving construction and maintenance time as well as costs; and (v) monolithic refractories can be customized to specific requirements by adjusting individual formulas without the need to change batches of shaped bricks, which is a costly procedure.

Our refractory product sales are often supported by our on-site installation and technical support personnel. Our installation services include applying refractory materials to the walls of steel-making furnaces and other high temperature vessels to maintain and extend their lives. Our technical service staff provides assurances to our customers so that they will achieve their desired productivity objectives.  They also measure the refractory wear at our customer sites to improve the quality of maintenance and overall performance of our customers' equipment. We believe that these services, together with our refractory product offerings, provides us with a strategic advantage.

Product Summary

We offer approximately 150 monolithic refractory products, several industrial ceramics, and fracture proppant.  Some of the monolithic refractory products are manufactured according to our customers' specific formulas.  Examples and description of some of our products and product benefits are:

Monolithic Refractory Products

•

Castable, coating, and dry mix materials.  Offerings within this product line are used as linings in containers such as a tundish used for pouring molten metal into a mold.  The primary advantages of these products are fast and easy installation to heat.

•

Low-cement and non-cement castables.  Our low-cement and non-cement castable products are typically used in reheating furnaces for producing steel.  These castable products are highly durable and can last up to five years.

•

Pre-cast roofs.  These products are usually used as a component of electric arc furnaces.  They are highly durable, and in the case of our corundum-based pre-cast roofs, products can endure approximately 160 to 220 complete operations of furnace heating.

Industrial Ceramics

•

Ceramic plates, tubes, elbows, and rollers.  These products are used in heavy machines for steel production, power generation, and mining.  They are highly resistant to heat, erosion, abrasion, and impact.

•

Ceramic cylinders and plugs.  Our ceramic cylinders and plugs are often used in plug pumps for drilling crude oil.  The primary operating benefit of these products are highly resistant to pressure.

•

Wearable ceramic valves.  Our wearable ceramic valves are used for transferring gas and liquid products.  These products are highly resistant to wash out, erosion, abrasion, and impact.

Fracture Proppant Product

Our fracture proppant products are available in several different particle sizes (measured in millimeters).  They are used typically as materials to extract crude oil and natural gas.  These products are highly resistant to pressure.

Our Competitive Strengths

We believe that our competitive strengths include the following:

•

Market Leadership Position.  We believe that we possess a leading market position in the monolithic refractory marketplace. This affords us a broad customer base, superior recognition of the “Gengsheng” brand, procurement leverage and pricing advantages with our suppliers, flexible manufacturing capabilities and easily accessed distribution channels. These capabilities and distribution channels enable us to introduce new refractory products and product categories to our customer base efficiently and cost effectively.

•

Broad Product Offering.  Our refractory product segment offers over 25 product categories that can be tailored to a wide range of customers' specifications for use in the iron and steel manufacturing industries, in industrial furnaces, and in other heavy machinery. Our broad product offerings allow us to offer our customers a single source for many of their refractory product requirements.

•

Diversified End Markets/Customer Base.  We sell our refractory products in over 25 provinces in China and 11 overseas countries. In the 2006 fiscal year, we had 165 customers, none of which accounted for more than 20% of 2006 net sales. We believe that our broad product line and diverse target markets and customer base have contributed to greater stability in our sales and operating profit margin.  We have long term relationships with significant steel and iron industry leaders in China, such as Bao Steel, Wuhan Steel and Maanshan Steel.

•

Experienced Management Team.  Our management team has, in the aggregate, over 250 years of experience in the refractory industry and over 200 years with Powersmart.

•

Access to Raw Materials.  We are located in Gongyi, Henan Province, an area of China which has an abundant reserve of bauxite and other key raw materials used in refractory manufacturing.  Consequently, our access to raw materials and our acquisition costs are favorable to us.

•

Research and Development Capabilities.  We utilize our research and development capabilities to supply our customers with cutting edge refractory products designed to meet their specific demands.  To ensure the highest quality product developments, we established a modern, state-of-the-art laboratory in China dedicated to quality control and testing.

•

Maintenance Service Capabilities.  In connection with our refractory product sales, we also offer installation and ongoing maintenance services, which can be a high margin business if our products continue to be reliable and do not require extraordinary servicing other than ordinary maintenance.  Our installation and service organization consists of over 300 employees.  We believe that this service offering solidifies a positive business relationship with our customers and provides an additional high margin source of revenue.

Our Growth Strategy

We are committed to growing our business in the coming years.  The key elements of our growth strategy are summarized below:

•

Pursue Sales Opportunities in Existing and New Markets.  We believe that we have significant opportunities to grow our business by increasing our penetration within our existing customer base, adding new customers, expanding our already broad refractory product offering, and pursuing additional marketing channels.  Our goal is to target industry leading steel and iron manufacturers and become their single source provider of refractory products.

•

Cross Sell Maintenance Services to New and Existing Customers.  We believe that our ability to cross sell installation and maintenance services to existing refractory customers provides us with an additional, high margin revenues stream at a low customer acquisition cost.

•

Manage Cost Structure Through Operating Efficiency and Productivity Improvements.  We regularly evaluate our operating efficiency and productivity and focus on lowering our manufacturing and distribution costs.  We plan to add internal capacity for new refractory products and new product development while continuing to enhance our order execution capabilities throughout our supply chain.  We believe that these initiatives will provide significant savings and improve operating profits.

•

Expand Product Lines and Specialty Product Lines.  We are actively seeking to identify, develop and commercialize new products that use our core technology and manufacturing competencies.  In particular, we intend to develop a variety of specialty, high margin mineral-based products, including fracture proppant and fine precision abrasive.

•

Expand International Operations.  We intend to expand our addressable market by leveraging resources from our existing operations to increase our presence and our sales efforts in countries outside of China.

•

Selectively Pursue Strategic Acquisitions.  As a leading refractory manufacturer in our core markets, we believe that we are well-positioned to benefit from the consolidation of manufacturers in these markets.  We also believe that our management has the ability to identify and integrate strategic acquisitions.  We will continue to selectively consider acquisitions that will improve our market position within our existing target markets, expand our product offerings or end markets, or increase our manufacturing efficiency.

Our Competition

With over 1,500 manufacturers, the refractory market in which we compete is highly fragmented and highly competitive.  In each of our product segments, there is at least one major competitor.  Many of our products are made to industry specifications and  may be interchangeable with our competitors' products.  Due to the diversity of our product offering, we believe that we enjoy a competitive advantage because most of our competitors do not offer the entire spectrum of our product line.

Some of our competitors are large and well-established companies, such as Puyang Punai High-temperature Materials Co., Ltd., Wuhan Ruisheng Specialty Refractory Materials Co., Ltd., and Beijing Lirr Refractory Materials Co., Ltd., and their financial resources and ability to gain market share may be greater than ours.

The primary competitive factors for our refractory products are similar across all of our product segments.  These factors include breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities.  We believe that we can compete effectively on the basis of each of these factors as they apply to our segments.  We believe that our key competitive strengths are our:

•

strong market presence across multiple end markets;

•

highly diversified and stable revenue base;

•

flexible operating model;

•

successful focus on reducing operating costs;

•

proven track record of consistent financial performance; and

•

experienced and dedicated management team.

Our Customers

We have over 165 customers in 25 Chinese provinces, as well as in greater Asia, North America and Europe.  Our customers include some of the largest steel and iron producers in China and elsewhere.  In 2006, our top ten customers, which are listed below, accounted for approximately 59% of our consolidated revenues.

Our Top 10 Customers

(as of December 31, 2006)

Customers	Sales (in US dollars)	Percentage of our net sales	Locations of Customers
Rizhao Steel Co., Ltd.	$4,553,646	16.57%	Rizhao City
Anhui Yangtze Steel LLC.	$1,754,471	6.38%	Maanshan City
Orind Refractories Ltd.	$1,625,795	5.92%	India
Ispat Group Limited	$1,505,720	5.48%	India
Beijing Shenwu Thermal Energy Technology Co., Ltd.	$1,483,513	5.40%	Beijing City
Shijiazhuang Steel & Iron Co., Ltd.	$1,309,367	4.76%	Shijiazhuang City
Shanghai Mayerton Co., Ltd.	$1,229,866	4.48%	Shanghai City
Shanghai Stein Heurtey Mecc Industrial Furnace Co., Ltd.	$993,789	3.62%	Shanghai City
Jiuquan Iron & Steel Group LLC.	$968,571	3.52%	Jiayuguan City
Nanchang Steel & Iron Co., Ltd.	$811,710	2.95%	Nanchang City

Our Sales and Marketing

Our sales and marketing group is comprised of over 60 employees that focus on managing specific product lines across several distribution channels.  Our marketing process involves an integrated process of screening sales leads, preparing bid documents (in response to customer requests for a proposal or “RFP”), making competitive bids and negotiating and execute definitive sales agreements.

To maximize the accessibility of our product offerings to a diverse group of end users, we market our products through a variety of distribution channels.  We have separate sales and marketing groups that work directly with our customers in each of our target markets.  Marketing and sales are accomplished through the mailing of brochures, industry trade advertising, trade show exhibitions, website applications and sales presentations.

Our Suppliers of Raw Materials

The principal raw materials used in our refractory products are various forms of aluminum oxide, including bauxite, corundum, processed AI203, magnesia, calcium aluminate cement, resin, and silica.  Bauxite is used in the production of refractory materials, fracture proppants and some industrial ceramic products.  Bauxite is abundantly available from mines nearby our manufacturing facilities.  We purchase a significant portion of our magnesia requirements from sources in Liaoning province.  We strive to source raw materials from geographically proximate suppliers as higher shipping costs increase over cost of raw materials when they are bought from other regions.  If we experience supply interruptions of our refractory raw material requirements, we believe that we could obtain adequate supplies from alternate sources in local areas or elsewhere in China at reasonable costs.  The costs of some of our raw materials from 2004 to 2006 are as follows:

	2004	2005	2006
Ordinary bauxite	$71.0	$76.1	$76.1
Refined bauxite	81.3	90.3	95.5
Middle class magnesia	110.3	115.8	157.7
High class magnesia	110.3	131.8	209.5
Silica	259.2	253.7	259.2
Calcium aluminate cement	805.1	738.9	573.5
Processed aluminum oxide	738.9	727.9	529.4
Brown fused corundum	253.7	271.3	263.6
White fused corundum	827.1	848.1	616.5
Amounts are presented in US dollars per ton.

We typically have supplier agreements with terms of one to two years that do not impose minimum purchase requirements.  The cost of raw materials purchased during the term of a supplier agreement usually is the market price for the raw materials at the time of purchase.  Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs.  We generally do not engage in speculative raw material commodity contracts and attempt to reflect raw material price changes in the sale price of our products.  Our ability to achieve anticipated operating results depends in part on having an adequate supply of raw materials for its manufacturing operations.

Regulations

Because our operations are based in China, we are regulated by the national and local laws of the People's Republic of China.

The refractory materials industry is generally subject to state, local laws and regulations relating to the environment, health, and safety.  The operation of refractory materials involves the release of powder and dust which are classified as environmental pollutants under applicable government laws and regulations.  We regularly monitor and review our operations, procedures, and policies for compliance with these laws and regulations.  We have made substantial capital investments in our facilities to ensure compliance with environmental and regulatory laws.  We believe that our operations are in substantial compliance with the laws and regulations and that there are no violations that would have a material effect on us.  The cost of compliance with these laws and regulations is not expected to have a large financial impact on our operations.

There is no private ownership of land in China.  All land ownership is held by the government of the PRC, its agencies and collectives.  Land use rights can be obtained from the government for a period up to 50 years, and are typically renewable.  Land use rights can be transferred upon approval by the land administrative authorities of the Chinese State Land Administration Bureau upon payment of the required land transfer fee.  We have received the necessary land use right certificate for our primary operating facility which is located at No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan Province.  See “Our Business — Our Facilities” below for more details.

In addition, we are also subject to PRC's foreign currency regulations.  The PRC government has control over Renminbi reserves through, among other things, direct regulation of the conversion or Renminbi into other foreign currencies.  Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met.  At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

We do not face any significant government regulation of in connection with the production of our products.  We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of December 31, 2006, we employed 1,015 employees, all of whom are all salaried employees and members of a labor union.  Over 27% of our employees hold a bachelor's degree, and approximately 1% of our employees hold a master's degree.

We actively recruit our employees from the local market and expect to focus our recruiting efforts on bachelor degree candidates in the fields of material science, refractory materials and marketing as we implement our expansion plans.  We have implemented a comprehensive training program for our employees that focuses not just on skills and knowledge training for their specific duties, but also on our corporate philosophy and our product concepts.

Chinese law requires us to cover employees in China with various types of social insurance.  We have purchased social insurance for all of our employees, medical insurance, unemployment insurance and work injury insurance and members of our workforce may participate in a pension plan, all in accordance with applicable regulations.  We have entered into employment contracts with all of our officers, managers and employees as required by applicable Chinese law.

Our Chinese subsidiaries have trade unions which protect employees' rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Patents and Trademarks

While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would harm or cause a material disruption of our business.  We also consider the production of our monolithic refractories to involve proprietary know-how, and we adjust and test the specific composition formulas to ensure optimal product performance.

We own four Chinese patents which are registered with the China State Intellectual Property Office.  The following table lists our patents:

Patent Name	Patent Number	Application Date	Patent Term	Country
Intergral casting technology for mixer furnace	ZL00137106.1	December 29, 2000	20 years	PRC
Ceramic pressurizing double flashboard and brake valve	ZL200520029858.7	January 24, 2005	10 years	PRC
Straight burining gas regeneration kiln	ZL200520030706.9	May 23, 2005	10 years	PRC
Pump-used ceramic post stopper	ZL200520029859.1	March 8, 2006	10 years	PRC

We also own two registered trademarks associated with the brand “Gengsheng” that were issued by the State Industrial and Commercial Administration Bureau of the PRC.  One trademark has the registered number 560614, and it is used for products with high-carbon black lead catalogued as the number 1 class.  The other trademark has the registered number 561260, and it is used for refractories catalogued as the number 19 class.  Both trademarks are effective until August 9, 2011.

DESCRIPTION OF PROPERTY

All land in China is owned by the State.  Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes.  In the case of land used for industrial purposes, the land use rights are granted for a period of up to 50 years.  This period may be renewed at the expiration of the initial and any subsequent terms.  Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We have obtained the right from the relevant governmental authority for periods ranging from 39 to 50 years to use the land on which our facilities are located.  We currently have about 27 manufacturing facilities located on three manufacturing sites in China.  In Gongyi City, Henan Province, we have offices and workshops with a total architectural acreage of approximately 29,419 square meters.  In Zhengzhou City, Henan Province, we have offices and workshops with a total architectural acreage of approximately 10,756 square meters.  Additionally, in 2006, we completed construction for a new site in Gongyi City, Henan Province.  On this new site, we have offices and workshops with a total architectural acreage of approximately 12,704 square meters.

We believe that our facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained.  They are in good conditions and are suitable for our operations and generally provide sufficient capacity to meet our production and operational requirements.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  We are currently not a party to any legal proceeding and are not aware of any legal claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “PAQN.OB,” but has not been traded in the Over-The-Counter market except on a limited an sporadic basis. The CUSIP number is 730508207.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Closing Bid Prices (1)
	High	Low
Year Ended December 31, 2006
1st Quarter	N/A	N/A
2nd Quarter	0.30	0.20
3rd Quarter	0.75	0.25
4th Quarter	1.00	3.50

Year Ended December 31, 2005
1st Quarter	N/A	N/A
2nd Quarter	N/A	N/A
3rd Quarter	N/A	N/A
4th Quarter	N/A	N/A

 (1)        The above tables set forth the range of high and low closing bid prices per share of our common stock as reported in our SEC filings and by www.quotemedia.com for the periods indicated.  The closing bid prices are only available from the quarter that began on April 1, 2006.

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountants. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate. We intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

Approximate Number of Holders of Our Common Stock

As of May 10, 2007, there were approximately 268 stockholders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data is for Powersmart Holdings Limited. which became our wholly owned subsidiary on April 25, 2007 and is the holding company of our commercial operations. It should be read in conjunction with our consolidated financial statements and the related notes, and with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this registration statement. The statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006, are derived from, and are qualified by reference to, our audited consolidated financial statements that have been audited by PKF Hong Kong, China, CPA, our independent auditors, and they are included in this prospectus. The statement of operations data for the fiscal years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our unaudited consolidated financial statements that are not included in this registration statement. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future.

(amount in thousands, except earnings per share)

	2006	2005	2004	2003	2002
Revenue
Sales	$27,482	$22,184	$18,922	$14,095	$11,166
Cost of sales	(16,534)	(12,978)	(12,355)	(8,162)	(5,460)

Gross profit	10,948	9,206	6,567	5,933	5,706
Expenses
General and administrative expenses	2,412	2,077	1,708	1,579	1,506
Amortization and depreciation	158	129	101	13	0
(Recovery of) provision for doubtful debts	(58)	(7)	136	494	426
Selling expenses	3,783	3,132	2,189	2,031	1,645

Total Expenses	6,295	5,331	4,134	4,117	3,577

Income before the following items and taxes	4,653	3,875	2,433	1,816	2,129
Government grant income	33	320	465	315	0
Interest Income	9	8	5	3	0
Other Income	36	39	7	17	1
Finance costs	(226)	(102)	(93)	(108)	(154)

Income before income taxes and minority interests	4,505	4,140	2,817	2,043	1,976
Income taxes	(7)	(250)	(665)	(352)	(136)
Minority interests	(2)	(9)	(2)	20	0

Net income	4,496	3,881	2,150	1,711	1,840

Earnings per share: basic and diluted	$44,961.02	$38,808.82	$21,499.30	$17,110.00	$18,400.00

Weighted average number of shares
outstanding: basic and diluted	100	100	100	100	100

	Year ended December 31,

	2006	2005	2004	2003	2002

(in thousands)
Balance sheet data:
Cash and cash equivalents	$426	$1,420	$269	$274	$292
Working capital	11,460	9,816	6,122	4,290	3,471
Total assets	30,944	21,609	18,998	16,307	12,753

Total current liabilities	11,653	7,388	8,980	8,429	6,397
Long term liability	0	0	0	0	0
Total liabilities	11,653	7,388	8,980	8,429	6,397
Minority interest	142	125	113	124	147

Total stockholders' equity	19,149	14,096	9,905	7,754	6,209

Selected Quarterly Financial Information

The following table sets forth certain unaudited financial information of our subsidiary Powersmart Holdings Limited for each of the eight quarters ended December 31, 2006. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands, except for earnings per share)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

(in US$)
Year ended December 31, 2006:
Net revenues	$5,030	$6,829	$7,022	$8,601	$27,482
Gross profit	1,915	2,738	2,891	3,404	10,948
Net income	757	1,104	1,220	1,415	4,496
Earnings per share:
Basic and diluted	7,568.79	11,038.61	12,203.60	14,150.02	44,961.02

Year ended December 31, 2005:
Net revenues	4,967	5,375	5,733	6,109	22,184
Gross profit	1,947	2,220	2,479	2,560	9,206
Net income	810	890	1,104	1,077	3,881
Earnings per share:
Basic and diluted	$8,102.28	$8,897.82	$11,038.74	$10,769.98	$38,808.82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This subsection of Management's Discussion and Analysis is an overview of the important factors that management focuses on in evaluating our businesses, financial condition and operating performances, our overall business strategy and our earnings for the periods covered.

Our Background

Our corporate name is Point Acquisition Corporation.  We were originally incorporated under the laws of the State of Washington on November 13, 1947 under the name Silver Mountain Mining Company.  On August 20, 1979, we amended our articles of incorporation to change our corporate name to Leadpoint Consolidated Mines Company.  In 1953, we completed an offering under Form IA, and our common stock traded sporadically in the over-the-counter market.  From our inception until 2001, we operated various unpatented mining claims and deeded mineral rights in the state of Washington.  The unpatented mining claims were terminated and abandoned during 1993 due to increased maintenance costs, and the deeded mineral rights were abandoned during 2001 due to their limited economic value.  On August 15, 2006, in order to change our domicile from Washington to Nevada, we were merged with and into Point Acquisition Corporation, a Nevada corporation.  From about 2001 until the reverse acquisition of Powersmart on April 25, 2007, we were a blank check company and did not engage in active business operations other than our search for, and evaluation of, potential business opportunities for acquisition or participation.

Acquisition of Powersmart and Related Financing

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Powersmart Holdings Limited whereby we issued to Shunqing Zhang, the sole shareholder of Powersmart Holdings Limited 16,887,815 shares of Point Acquisition Corporation common stock, in exchange for all of the issued and outstanding capital stock of Powersmart Holdings Limited.  Powersmart Holdings Limited thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  We plan to amend our articles of incorporation to change our name to China Minerals Technologies, Inc.  Such amendment is expected to become effective in June 2007.

Upon the closing of the reverse acquisition, Timothy P. Halter, our sole officer and director, submitted his resignation letter pursuant to which he resigned from all offices of Point Acquisition Corporation that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of an information statement to our stockholders that complies with the requirements of Section 14f-1 of the Exchange Act, which information statement will be mailed out on or about May 1, 2007.  Shunqing Zhang will be appointed as our director at the effective time of the resignation of Mr. Halter.  In addition, our executive officers were replaced by the executive officers of Powersmart upon the closing of the reverse acquisition as described in more detail below.

On April 25, 2007, we also completed a private placement pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds.  In connection with this private placement, we paid a fee of $600,917 to Brean Murray and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a warrant for the purchase of 374,331 shares of our common stock in the aggregate.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants we issued to the placement agent and its designee in connection with this private placement within a pre-defined period.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company's common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang..  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007 Mr. Zhang entered into a similar escrow agreement with HFG International, Limited.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation's common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, the escrow agent must release certain amount of the make-good shares that were put into escrow.

Our Operations

We are a holding company that only operates through our direct and indirect subsidiaries.  Through our wholly-owned Chinese subsidiary Henan Gengsheng and its direct and majority-owned Chinese subsidiary, Henan High-Temperature, we manufacture monolithic refractory products and industrial ceramic products in China.  Through our direct, wholly-owned BVI subsidiary, Smarthigh and its direct and wholly-owned Chinese subsidiary, Duesail, we manufacture facture proppant products.  We first produced our fracture proppant products in December 2006 but none have been sold.

Refractory products manufactured by our operating companies serve as linings and key components in industrial furnaces and other equipment and machinery used in the iron, steel, cement, glass, aluminum industries, etc.  Fracture proppant is used to extract crude oil from operating oil wells.

Our refractory customers are companies in the steel, iron, petroleum, chemical, coal, glass and mining industries and our fracture proppant products are sold to oil companies.  Our largest customers, measured by percentage of our revenue, operate in the steel industry.  Most of our revenues are derived from the sale of our monolithic refractory products.

Economic and Industry Factors that are Relevant to Our Business

•

Growth in the Chinese Economy.  Management believes that the rapid growth of China's economy, particularly the outsourcing of manufacturing operations to China and the growth of the steel and iron production industry, will drive demand for our products.  With the continuing growth of the economy, the incoming Beijing Olympic Games in 2008 and the Shanghai World Exposition in 2010, management believes that there will be a large number of new industrial and construction projects undertaken in China in the next a few years, which will stimulate the demand for steel and, consequently, the demand for our refractory products.

•

Cyclicality.  The refractory industry is heavily dependent on other industries, particularly the steel, iron, cement, glass, and aluminum industries, and is highly cyclical and affected significantly by general economic conditions and other factors, such as worldwide production capacity, fluctuations in imports and exports, fluctuations in metal purchase prices and tariffs.  Recently, the industries on which we have historically depended have been experiencing larger and more pronounced cyclical fluctuations, primarily driven by the substantial increase in Chinese production and consumption.  This trend, combined with the upward pressure on costs of key inputs, mainly metals and energy, as well as transportation costs and logistics, presents an increasing uncertainty and challenge for us and other participants in these industries on a worldwide basis.  The key drivers for maintaining a competitive position and positive financial performance in this challenging environment continue to be product differentiation, product innovation and lower cost.

•

Product Innovations.  Our customers are demanding more innovative products with broader and more variant specifications, greater productivity and longer product life.  We have committed research and development resources toward meeting customer demands and we believe that we are well positioned to meet the needs and demands of the marketplace.  Our expectation is that product innovations and improvements in the refractory industry can potentially result in a reduction of sales volume, which is typically offset by price increases or product line expansion and substitution.  In the past, we actually experienced sales volume and revenue increases with the introduction of innovative products; however, we cannot be certain that future product introductions will increase our revenues nor can we be sure that price increases or product substitutions will be acceptable to our customers in the refractory product marketplace.

•

Reduction in refractory consumption per unit steel output.  Our customers are demanding more efficiency in refractory products which they use in their manufacturing processes.  With greater product efficiency comes reduced product consumption.  According to a technical paper published for the World Refractories Congress, the average global consumption of refractories dropped from 60 kg per ton of steel produced in 1950s to 13 kg per ton of steel produced in 2005, and China is experiencing the same trend.  According to a technical paper published by Ningsheng Zhou, Ph.D. for an international conference on refractories, the consumption of refractories in China has dropped from slightly more than 100 kg per ton of steel produced in the 1950s to around 28 kg per ton of steel produced in 2004.

•

Consolidation in the Refractory Industry.  There has been significant consolidation in the refractory industry.  Within the past few years, this consolidation has been led primarily by refractory companies with global operations, such as RHI AG of Austria, but consolidation is also taking place and reasonably expected to continue in China as well.  Cross border consolidation has also occurred with the aim of achieving greater efficiency and economies of scale, particularly in response to the effective consolidation undertaken by raw material suppliers and consumers of steel products.  Notwithstanding the general trend towards consolidation in the industry, we believe the refractory product marketplace will remain highly fragmented which presents an opportunity for a fast growing company to become an industry leader.

Uncertainties that Affect our Financial Condition

Our primary challenge is our potential inability to produce enough of refractory and fracture proppant products to satisfy the increased demand for these products.  In order to increase our manufacturing capacity so that we can meet our projected demand, we will be required to make investments that improve the efficiency and capacity of our properties, plant and equipment.  We have raised a total of approximately $10 million in the private placement that we closed on April 25, 2007.  We expect to use these funds for our new fine precision abrasives business.  We expect that the new production facilities will be operational by late 2007 and will be sufficient to satisfy the projected demands for this product for the foreseeable future.

Results of Operations

The following two tables set forth key components of our results of operations for the periods indicated, both in US dollars and as a percentage of net revenues, for the purpose of management discussion.  These tables do not include every line item in the audited income statements, and they should be read in conjunction with the audited financial reports.

(Amounts in thousands)

	Year Ended December 31

	2006	2005	2004
In thousands of USD

Revenue
Sales	$27,482	$22,184	$18,922
Cost of sales	(16,534)	(12,978)	(12,355)

Gross profit	10,948	9,206	6,567

Expenses
General & administrative expenses	2,412	2,077	1,708
Amortization and depreciation	158	129	101
(Recovery of) provision for doubtful debt	(58)	(7)	136
Selling expenses	3,783	3,132	2,189

Total Expenses	6,295	5,331	4,134

Government grant income	33	320	466
Finance costs	(226)	(103)	(93)
Income before income taxes and minority interests	4,505	4,140	2,817
Income taxes	(7)	(250)	(665)
Net income	4,496	3,881	2,150

As a Percentage of Net Revenue

	Year Ended December 31,

	2006	2005	2004
Sales	100.00%	100.00%	100.00%
Cost of Sales	60.16%	58.50%	65.29%

Gross profit	39.84%	41.50%	34.71%

Expenses
General and administrative expenses	8.78%	9.36%	9.03%
Amortization and depreciation	0.57%	0.58%	0.53%
(Recovery of ) provision for doubtful debt	(0.21%)	(0.03%)	0.72%
Selling expenses	13.77%	14.12%	11.57%

Total Expenses	22.91%	24.03%	21.85%

Government grant income	0.12%	1.44%	2.46%
Finance costs	0.82%	0.46%	0.49%
Income before income taxes and minority interests	16.39%	18.66%	14.89%
Income taxes	0.03%	1.13%	3.51%

Net income	16.36%	17.49%	11.36%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sales revenues. Our sales revenues increased by $5.30 million, or 23.88% to $27.48 million in 2006 from $22.18 million in 2005.  The increase was driven by strong increase in contract maintenance sales and more orders for shaped refractory products, which we do not produce ourselves but instead order from third parties and resell to fulfill our customers' demands.  Our revenue from contract maintenance sales increased $2.3 million, or 31.7%, to $9.74 million in 2006 from $7.39 million in 2005.  Our revenue from shaped refractory trade increased $2.96 million, or 317%, to $3.89 million in 2006 from $0.93 million in 2005.

Cost of sales. Our cost of sales increased by $3.56 million, or 27.40% to $16.53 million in 2006 from $12.98 million in 2005.  This increase was mainly attributable to and correlates to the increase in our sales volume.  As a percentage of net revenues, our cost of goods sold in 2006 increased 1.66% from 2005.  The decrease in gross margin occurred mainly because our shaped refractory product sales, with a gross margin of approximate 15.3%, accounted for a larger share in our total revenue.  The gross margin of our core business, monolithic refractory product, was improved from 42.8% in 2005 to 43.9% in 2006.

Gross profit. Our gross profit increased $1.74 million, or 18.92% to $10.95 million in 2006 from $9.21 million in 2005.  Gross profit as a percentage of net revenues decreased 1.66% in 2006 as compared with 2005 for the reasons stated above.

General and administrative expenses. Our general and administrative expenses increased $0.34 million, or 16.13%, to $2.41 million in 2006 from $2.08 million in 2005.  As a percentage of net revenues, administrative expenses decreased 0.5% in 2006 as compared with 2005.  This increase was partly attributable to $0.13 million of expenses incurred by the commencement of our new fracture proppant segment operations, which has not generated revenue yet.

Amortization and depreciation. Our amortization and depreciation expenses increased $29,000, or 22.25%, to $158,000 in 2006 from $129,000 in 2005.  As a percentage of net revenues, expenses associated with amortization and depreciation were virtually unchanged in 2006 as compared with 2005.

(Recovery of) provision for doubtful debts. Our recovery of doubtful debts increased $51,000 to $58,000 in 2006 from $7,000 in 2005.

Selling expenses. Our selling expenses increased $0.65 million, or 20.8%, to $3.78 million in 2006 from $3.13 million in 2005.  This resulted primarily from costs associated with the increase in our sales. As a percentage of net revenues, selling expenses decreased 0.4% in 2006 as compared with 2005.  Shipment expenses increased $0.69 million from $1.45 million in 2005 to $2.14 million in 2006.

Government grant income. Our government grant income decreased $287,000, or 89.69%, to $33,000 in 2006 from $320,000 in 2005.  As a percentage of net revenues, our government grant income was 0.12% in 2006 and 1.44% in 2005.  This decrease was primarily because the government subsidy of employing disabled persons was not applicable to us after May 2005.

Finance costs. Our finance costs increased by $123,000, or 119.42%, from $103,000 in 2005 to $226,000 in 2006.  This increase was primarily attributable to costs associated with an increase of our loans in 2006.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased $0.37 million, or 8.82%, to $4.50 million in 2006 from $4.14 million in 2005.  As a percentage of net revenues, our income before income taxes and minority interests decreased 2.27% in 2006 as compared with 2005.  This decrease was primarily attributable to the cancellation of government subsidy of employing disabled persons and the decrease of gross margin.

Income taxes. We incurred income taxes of $7,000 in 2006 compared to $250,000 in 2005.  Although our pre-tax income was higher in 2006 compared to 2005, we paid less taxes in 2006 because we entered the tax holiday period after we became a wholly-owned foreign enterprise in January 2005.

Net income. Net income increased $0.62 million, or 15.85%, to approximately $4.50 million in 2006 from approximately $3.88 million in 2005, as a result of the factors described above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales revenues. Our sales revenues increased $3.26 million, or 17.24% to $22.18 million in 2005 from $18.92 million in 2004.  This increase was mainly attributable to the capacity expansion of our steel industry customers and the acceptance of our contract maintenance sales initiated in 2004.

Cost of sales. Our cost of sales increased $0.62 million, or 5.04% to $12.98 million in 2005 from $12.36 million in 2004.  This increase was mainly attributable to an increase in costs resulting from increased sales volume.  As a percentage of net revenues, our cost of goods sold in 2005 decreased 6.80% from 2004 mainly due to a decrease in the price of alumina-based raw materials.

Gross profit. Our gross profit increased $2.64 million, or 40.19% to $9.21 million in 2005 from $6.57 million in 2004.  Gross profit as a percentage of net revenues increased 6.80% in 2005 as compared with 2004.

General and administrative expenses. Our general and administrative expenses increased $0.37 million, or 21.60%, to $2.08 million in 2005 from $1.71 million in 2004.  As a percentage of net revenues, administrative expenses increased 0.34% in 2005 as compared with 2004.

Amortization and depreciation. Our amortization and depreciation expenses increased $28,000, or 27.72%, to $129,000 in 2005 from $101,000 in 2004.  As a percentage of net revenues, expenses associated with amortization and depreciation remained virtually unchanged in 2005 as compared with 2004.

(Recovery of) provision for doubtful debts. Our provision of doubtful debts decreased $143,000 from a provision of $136,000 in 2004 to a recovery of $7,000 in 2005.

Selling expenses. Our selling expenses increased $0.94 million, or 43.08%, to $3.13 million in 2005 from $2.19 million in 2004.  As a percentage of net revenues, our selling expenses in 2005 increased 2.55% as compared with 2004.  This dollar increase was primarily attributable to the $0.38 million increase in transportation expenses and an increase in promotional and commission related expenses in 2005.

Government grant income. Our government grant income decreased $146,000 or 31.33%, to $320,000 in 2005 from $466,000 in 2004.  As a percentage of net revenues, our government grant income was 1.44% in 2005 and 2.46% in 2004.  This decrease was primarily because the base amount used to calculate the amount of the grant in 2005 was less than in 2004.

Finance costs. Our finance costs increased $10,000 or 10.75% from $93,000 in 2004 to $103,000 in 2005.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased $1.32 million, or 46.96%, to $4.14 million in 2005 from $2.82 million in 2004.  As a percentage of net revenues, our income before income taxes and minority interests increased 3.77% in 2005 as compared with 2004.  This increase was primarily attributable to the increase sales of products with higher profit margins.

Income taxes. We incurred income taxes of $250,000 in 2005.  This is a decrease of 62.41% from the taxes we incurred in 2004, which amounted to $665,000.  Although our pre-tax income was higher in 2005 as compared to 2004, we paid less taxes in 2005 because we gained some tax advantages when we became a wholly-owned foreign enterprise in January 2005.

Net income. Net income increased $1.73 million, or 80.51%, to $3.88 million in 2005 from $2.15 million in 2004, as a result of the factors described above.

Liquidity and Capital Resources

General

As of December 31, 2006, we had cash and cash equivalents (including restricted cash) of $618,000.  The following table provides information about our net cash flow for the fiscal years 2006, 2005, and 2004.

Cash Flow

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Net cash provided by (used in) operating activities	$ 1,132	$ 3,686	$ 340
Net cash provided by (used in) investing activities	(3,596)	(734)	(652)
Net cash provided by (used in) financing activities	1,444	(1,832)	308
Effect of foreign currency translation on cash and cash equivalents	26	31	–
Net (decrease) increase in cash and cash equivalents	(994)	1,151	(4)
Cash and cash equivalents – end of period	426	1,420	269

Operating Activities:

Net cash provided by operating activities in 2006 totaled $1.132 million, which is a decrease of $2.554 million from net cash provided by operating activities of $3.686 million in 2005.  The decrease was mainly due to an increases in inventory, accounts receivable and other receivables and prepayments partially offset by an increase in accounts payable.

Net cash provided by operating activities during 2005 totaled $3.686 million, which is an increase of $3.346 million from net cash used in operating activities of $340,000 during 2004.  The increase was mainly due to increase in net income and decrease in other receivables and prepayments.

Investing Activities:

Our main uses of cash for investing activities are payments for the acquisition of new technology, property, plant and equipment and the acquisition of land-use rights.

Net cash used in investing activities in the year 2006 was $3.596 million, which is an increase of $2.862 million from net cash used for investing activities of $0.734 million in 2005. The increase for 2006 was primarily due to amounts invested in connection with the acquisition of a technology used to produce a refractory called BF taphole mud, used in large-size blast furnaces and new product development efforts by our new subsidiary, Duesail , which develops a product called fracture proppant.  By the end of 2006, payments have been made by Duesail to acquire buildings, plant and machinery and other equipment amounting to $2,036,000, $775,000 and $27,000 respectively. The remaining portion was mainly incurred by Henan Gengsheng mainly for the acquisition of motor vehicles and machinery.

Net cash used for investing activities in 2005 totaled $0.734 million as compared to $0.652 million used for investing activities in 2004. The $0.082 million increase of net cash used for investing activities in 2005 was mainly attributable to the purchase of fixed assets.

Financing Activities:

Net cash provided by financing activities was $1.444 million in 2006 as compared to $1.832 million used in financing activities in 2005. The change was attributable to the fact that we borrowed more money than we repaid.

Net cash used in financing activities was $1.832 million in 2005 as compared to $0.308 million provided by financing activities in 2004. The change was attributable to the fact that we repaid more money than we borrowed.

Loan Facilities:

As of December 31, 2006, we had no long term debt, and our debt to equity ratio was zero.  We expect to maintain our debt to equity ratio below 1.5.  We may increase long-term loans, decrease short-term loans and increase the ratio of our borrowings in foreign currency to take advantage of the expected increase of the value of RMB against the U.S. dollar.  We believe that we currently maintain a good business relationship with many banks.

As of December 31, 2006, the maturities for these bank loans are as follows:

All amounts, other than percentages, in U.S. dollars

No	Type	Contracting Party	Valid Date	Duration	Amount
1	Facility Bank Loan	Shanghai Pudong Development Bank Zhengzhou Wenhua Road Sub-branch,	06/09/2006 06/08/2007	1 year	$1,282,000
2	Facility Bank Loan	Gongyi Sub-branch of China Agricultural Bank	12/30/2006 12/29/2007	1 year	$641,000

As shown in the above table, we have approximately $1.9 million in loans maturing in or before December 2007.  We plan to either repay this debt as it matures or refinance this debt with other debt.

On April 25, 2007, through a private placement, we raised approximately $10 million in gross proceeds, which left it with approximately $8.0 million in net proceeds after the deduction of offering and transactional expenses in the amount of approximately $2.0 million.  We expect to use part of the proceeds to build our fine precision abrasives product line.  This financing resulted in an increase of our net cash flow and a decrease of our asset/liability ratio.

Our currently anticipated capital expenditure requirements are approximately $6.5 million which will be used in 2007 for acquiring new equipment, maintaining our existing equipment, and maintaining compliance with environmental laws and regulations, and for pursuing other market opportunities.

Based on our existing and anticipated credit facilities and after receiving the aggregate proceeds from the private placement financing described above, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations Under Material Contracts

Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 1,923,000	$ 1,923,000	–	–	–
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	–	–	–	–	–
Total	$ 1,923,000	$ 1,923,000	–	–	–

Below is a brief summary of the payment obligations under material contacts to which we are a party:

On June 9, 2006, our subsidiary Henan Gengsheng entered into a short-term loan agreement with Shanghai Pudong Development Bank, Zhengzhou Wenhua Road Branch, for a loan in the principal amount of $ 1,282,000.  The interest rate for this loan is 0.4875% and the loan has a maturity date of June 8, 2007.

On December 30, 2006, our subsidiary Henan Gengsheng  entered into a loan agreement with China Agricultural Bank, Gongyi Branch, for a loan in the principal amount of $ 641,000.  The interest rate for this loan is 0.612% and the loan has a maturity date of December 29, 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any.  We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

•

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivables, inventories, deferred income taxes, and the estimation on useful lives of property, plant and equipment. Actual results could differ from those estimates.

•

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management's assessment of the collectibility of trade receivables.  A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories.  The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, the management establishes the general provisioning policy to make allowance equivalent to 1% of gross amount of trade receivables due below I year, 5% of gross amount of trade receivables due from 1 to 2 years, 40% of gross amount of trade receivables due from 2 to 3 years and 70% of gross amount of trade receivables due over 3 years.  Additional specific provision is made against trade receivables to the extent which they are considered to be doubtful.

Bad debts are written off when identified.  The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss.  This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

•

Inventories

Inventories are stated at the lower of cost or market.  Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition.  In case of manufacturing inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.  In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels.  Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes.  The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory aging analyses.  The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general policy to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

•

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives.  The principal depreciation rates are:

	Annual rate	Residual value

Buildings	5-7%	3-10%
Plant and machinery	9-39%	3-10%
Furniture, fixtures and equipment	9-20%	3-10%
Motor vehicles	9-18%	3-10%

Maintenance or repairs are charged to expense as incurred.  Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

•

Revenue recognition

Revenue from sales of the Company's products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

•

Off-balance sheet arrangements

Apart from the guarantee given by the Company to a third party as disclosed in the “Off-Balance Sheet Arrangements” section, the Company does not have any off-balance sheet arrangements.

•

Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments: an amendment of FASB Statements No. 133 and 140". SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its financial statements, as it currently has no financial instruments within the scope of SFAS No. 155.

In March 2006, the FASB released SFAS No. 156 "Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140" to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value. SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The Company does not anticipate the adoption of SFAS No. 156 will have a material impact on its financial statements.

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes". This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the effect of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In September 2006, the FASB released SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)" which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company is currently evaluating the impact of adopting SFAS No. 158 on its financial statements.

Seasonality of our sales

Our sales of products for October, November and December of each calendar year are usually lower than the first nine months of the calendar year because of the seasonal decrease of customer demand.

Off-Balance Sheet Arrangements

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties.  These parties are or may be unrelated to us.  Conversely, our debt with lenders may also be guaranteed by other parties that may be unrelated to us.

Under generally accepted accounting principles in the United States, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction.  Our primary off balance sheet arrangements would result from our loan guaranties in which Henan Gengsheng provides contractual assurance of the repayment of third party debt, or guarantee the timely re-payment of principal and interest of the indebted party for whom the repayment of debt has been guaranteed.

Typically, no fees are received for this service.  In this situation, Henan Gengsheng records a contingent obligation related to the guarantee of payment in the event of a default on the underlying loan.

The transactions described above require accounting treatment under FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2002 for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

In 2006, we had guaranteed the timely re-payment of principal and interest of a third party to a bank.  The maximum amount of our exposure for those guarantees at December 31, 2006 was $2.56 million.  We have assessed the potential liabilities arising from these guarantees and believes that we do not need to reflect any liability on its consolidated financial statements as a result of the guarantee.  Therefore, no liabilities with respect to the guarantees were recognized as of December 31, 2006.

MANAGEMENT

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Shunqing Zhang	53	Chairman of the Board and CEO

Bo Hu	43	President of ZhengZhou Duesail Fracture Proppant Co. Ltd.

Zhenyong Bi	36	Manager of Henan Gengsheng Refractories Co., Ltd.

Hongfeng Jin	33	Interim Chief Financial Officer and Interim Corporate Secretary

Shunqing Zhang. Shunqing Zhang was elected Chairman of the Board and CEO of Henan Gengsheng Refractories Co., Ltd. in December, 2005. Prior to that, he became Chairman and President of Henan Gengsheng Refractories Co., Ltd. in June 2002. Mr. Zhang served as Chairman of the Board and President of the Company's predecessor, Gengsheng Industry Group of Henan Province from 1997 to 2002. He served as Director of Academy of the Ministry of Metallurgy Lofa Resistance Associated Experimental Plant in Gongyi City, a refractories manufacturer, since 1986. Mr. Zhang is a former Secretary of a local coal mine at Dayugou Town, Gongyi City. Mr. Zhang holds an associate degree from China Central Radio and TV University.

Bo Hu.  Mr. Hu was elected President of Duesail Fracture Proppant Co., Ltd. in January 2006. He served as Manager of Fuchang Smelting LLC., a metallurgy company, from January 2004 to December 2005. Prior to that, he held the position of Associate Director and later promoted to Director of Rendu Zhenfeng Cement Factory, a cement manufacturer, from January 2001 to December 2003. From January 1998 to December 2000, Mr. Hu was the Associate Director of Zhengzhou Yanxin Cement Factory. Mr. Hu served as Associate Manager of Zhengzhou Jinda Cement Co., Ltd. from January 1993 to December 1997. From January 1991 to December 1992, Mr. Hu was the Associate Director of Gongyi Metallurgical Charging factory, a metallurgy company. Mr. Hu was the Associate Director of Gongyi First Cement Factory since January 1990 to December 1990. Mr. Ilu holds an associate degree from Luoyang Institute of Building Materials Industry.

Zhenyong Bi. Mr. Bi was elected Manager of Henan Gengsheng Refractories Co., Ltd in 2004. Prior to that position, he served as General Manager of Henan Gengsheng Refractories from January 2003 to December 2003. Mr. Bi worked at Institute of Luoyang Refractory materials as a researcher from August 1997 to December 2002. He holds a bachelor's degree from Zhengzhou University and a Master's degree from Luoyang Institute of Refractories.

Ilongfeng Jin.  Mr. Jin was elected Interim Chief Financial Officer, Interim Treasurer and Interim Secretary of Henan Gengsheng Refractories Co., Ltd in December 2006. Prior to that, he served as a project manager for Asia-Pacific Accounting Group Limited, an accounting firm, from July 1997 to December 2006. Mr. Jin holds a bachelor's degree in accounting from Central University of Finance and Economics.

Board Composition and Committees

The board of directors is currently composed of only one member, Shunqing Zhang.

We currently do not have standing audit, nominating or compensation committees. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee and a compensation committee of our board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We do reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

Family Relationships

There are no family relationships among our directors or officers.

Code of Ethics

We have adopted a Code of Ethics or Code pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

•

This Code is designed to deter wrongdoing and to promote:

•

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC, and in other public communications that we made;

•

Compliance with applicable government laws, rules and regulations;

•

The prompt internal reporting of violations of this Code to the appropriate person or persons; and

•

Accountability for adherence to this Code

This Code requires the highest standard of ethical conduct and fair dealing of its Senior Financial Officers or SFO, defined as the Chief Executive Officer and Chief Financial Officer. While, per Sarbanes-Oxley, this policy is intended to only cover the actions of the SFO, we expect our other officers, directors and employees will also review this Code and abide by its provisions. We believe that our reputation is a valuable asset and must continually be guarded by all associated with us so as to cam the trust, confidence and respect of our suppliers, customers and stockholders.

Our SFO are committed to conducting business in accordance with the highest ethical standards. The SFO must comply with all applicable laws, rules and regulations. Furthermore, SFO must not commit an illegal or unethical act, or instruct or authorize others to do so.

CHANGE IN ACCOUNTANTS

On April 25, 2007, concurrent with our reverse merger transaction, our board of directors recommended and approved the dismissal of S. W. Hatfield, CPA as our independent auditor, effective upon the filing of the quarterly report on Form 10-QSB of our holding company, Point Acquisition Corporation for the quarterly period ended March 31, 2007.  This quarterly report on Form 10-QSB was filed on April 25, 2007.

S. W. Hatfield, CPA's reports on our financial statements as of and for the fiscal years ended September 30, 2006 and 2005, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report for the fiscal year ended September 30, 2006 contained a going concern qualification as to the ability of us to continue.

During our two most recent fiscal years ended September 30, 2006 and 2005 and during the subsequent interim period through the date of this report, there were (1) no disagreements with S. W. Hatfield, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of S. W. Hatfield, CPA, would have caused S. W. Hatfield, CPA to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

Concurrent with the decision to dismiss S. W. Hatfield, CPA as our independent auditor, our board of directors elected to continue the existing relationship of our new subsidiary Powersmart Holdings Limited with PKF Hong Kong, China, Certified Public Accounts and appointed PKF Hong Kong, China, Certified Public Accounts as our independent registered public accounting firm.

During the fiscal years ended September 30, 2006 and 2005 and through the date hereof, neither us nor anyone acting on our behalf consulted PKF Hong Kong, China, Certified Public Accounts with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PKF Hong Kong, China, Certified Public Accounts concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

We furnished S. W. Hatfield, CPA with a copy of this disclosure on April 25, 2007, providing S. W. Hatfield, CPA with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans.  The interest rates on our short-term bank loans are fixed for the term of the loans, which is typically twelve months; however, the interest rates are subject to change upon renewal.  Since April 28, 2006, China People's Bank has increased the interest rate of RMB bank loans with a term of 6 months or less by 0.18%, and loans with a term of 6 to 12 months by 0.27%.  The new interest rates are 5.4% and 5.85% for RMB bank loans with a term of six months or less and loans with a term of 6 to 12 months , respectively.  The change in interest rates has no impact on our bank loans occurred before April 28, 2006.  At December 31, 2006, we had $0.64 million of loans outstanding, at a floating interest rate equal to the prime rate times 120% (as of March 14, 2007, the interest rate is 6.12%).  A hypothetical 1.0% increase in the annual interest rates for all of our outstanding loans would add approximately $8,000 per year to our interest expense, assuming no change in our current outstanding borrowing balance.  Management monitors the banks' interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, significant amount of our consolidated revenues and consolidated costs and expenses are denominated in RMB or U.S. dollar.  All of our assets are denominated in RMB except for cash.  As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB.  If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Timothy P. Halter(1)	40	Director

Shunqing Zhang(2)	53	CEO, President and Chairman

Bo Hu	43	President of Zhengzhou Duesail Fracture Proppant Co. Ltd.

Zhenyong Bi	36	Manager of Henan Gengsheng Refractories Co., Ltd.

Hongfeng Jin	33	Interim Chief Financial Officer, Interim Treasurer and Interim Secretary

______________________________

(1) Former President, CEO and CFO prior to April 25, 2007 and current director until the 10th day following the mailing of an information statement complying with Rule 14f-1 of the Exchange Act.

(2) Will become a director upon the effective date of the resignation of Timothy P. Halter.

Timothy P. Halter.  Mr. Halter became our sole director, President, Secretary and Treasurer on January 3, 2007.  On April 25, 2007, Mr. Halter resigned from all offices he held with us.  On the same date, Mr. Halter submitted his resignation as our sole director, which will become effective upon the 10th day following the mailing of this information statement.  Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation., a Nevada corporation, Millennium Quest, Inc., a Delaware corporation, and Marketing Acquisition, Inc., a Nevada corporation.

Shunqing Zhang. Mr. Zhang became our CEO and President on April 25, 2007 and will become our Chairman upon the resignation of Timothy P. Halter which is expected to become effective on or about May 11, 2007.  Mr. Zhang was elected Chairman of the Board and CEO of Henan Gengsheng in December, 2005.  Prior to that, he became President of Henan Gengsheng in June 2002.  Mr. Zhang served as Chairman of the Board and President of Gengsheng Industry Group of Henan Province from 1997 to 2002.  He served as Director of Academy of the Ministry of Metallurgy Lofa Resistance Associated Experimental Plant in Gongyi City, a refractories manufacturer, since 1986.  Mr. Zhang is a former Secretary of a local coal mine at Dayugou Town, Gongyi City. Mr. Zhang holds an associate degree from China Central Radio and TV University.

Bo Hu.  Mr. Hu was elected President of our subsidiary Duesail, in January 2006.  He is also a vice manager of Henan Gengsheng since January 2007.  Mr. Hu served as Manager of Fuchang Smelting LLC., a metallurgy company, from January 2004 to December 2005.  Prior to that, he held the position of Associate Director and later promoted to Director of Rendu Zhenfeng Cement Factory, a cement manufacturer, from January 2001 to December 2003.  From January 1998 to December 2000, Mr. Hu was the Associate Director of Zhengzhou Yanxin Cement Factory. Mr. Hu served as Associate Manager of Zhengzhou Jinda Cement Co., Ltd. from January 1993 to December 1997.  From January 1991 to December 1992, Mr. Hu was the Associate Director of Gongyi Metallurgical Charging factory, a metallurgy company.  Mr. Hu was the Associate Director of Gongyi First Cement Factory from January 1990 to December 1990.  Mr. Hu holds an associate degree from Luoyang Institute of Building Materials Industry.

Zhenyong Bi. Mr. Bi was elected Manager of Henan Gengsheng Refractories Co., Ltd in 2004. Prior to that position, he served as General Manager of Henan Gengsheng Refractories from January 2003 to December 2003. Mr. Bi worked at Institute of Luoyang Refractory materials as a researcher from August 1997 to December 2002. He holds a bachelor's degree from Zhengzhou University and a Master's degree from Luoyang Institute of Refractories.

Hongfeng Jin.  Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer and Interim Secretary on April 25, 2007.  Mr. Jin was appointed as the Vice Manager in change of the Finance Department of Henan Gengsheng in December 2006.  Prior to that, he served as a project manager for Asia-Pacific Accounting Group Limited, an accounting firm, from July 1997 to December 2006.  Mr. Jin holds a bachelor's degree in accounting from Central University of Finance and Economics.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of no will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

The board of directors is currently composed of one member, Timothy P. Halter, who has tendered his resignation.  Mr. Halter's resignation will become effective on the tenth day following the mailing to our stockholders of an information statement that complies with the requirements of Section 14f-1 of the Exchange Act, at which time, our President and Chief Executive Officer, Shunqing Zhang will become our sole director.  We expect his resignation to become effective on or about May 12, 2007.  All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert.  Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We do reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

Family Relationships

There are no family relationships among our directors or officers.

Code of Ethics

On April 25, 2007, our board of directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  The code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Background and Compensation Philosophy

We have a Chief Executive Officer, Shunqing Zhang, who is also our President and controlling shareholder.  We also have Hongfeng Jin serving as the Interim CEO, Interim Treasurer and Interim Secretary.  Currently, the compensation of our named executive officers has been determined by Mr. Zhang.  As we gain more named executive officers in the future, we expect that our board of directors will form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and will have full authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.  We expect that our compensation committee will reward superior individual and company performance with commensurate cash and other compensation.  A substantial portion of each executive's total compensation will be variable and delivered on a pay-for-performance basis.

Our compensation program will provide compensation opportunities, contingent upon performance, that are competitive with the practices of other financial intermediary businesses.  In this regard, we expect that our compensation committee will base its decisions and recommendations in part on the attainment of performance goals, such as annual operating revenues, operating income, pro forma net income and year-to-year improvements in financial results.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Principal Executive Officer and Interim Principal Financial Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glenn A. Little, President, CEO, CFO and Director (1)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Timothy P. Halter, Director, CEO and CFO (2)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Shunqing Zhang, Chairman, CEO, President (3)	2006	33,766	-	-	-	-	-	-	33,766
	2005	33,766	-	-	-	-	-	-	33,766
	2004	33,766	-	-	-	-	-	-	33,766
Hongfeng Jin, Interim CFO, Interim Treasurer and Interim Secretary (4)	2006	1,058	-	-	-	-	-	-	1,058
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-

(1) Glenn A. Little resigned from all offices he held with Point Acquisition Corporation and from his position as our sole director on January 3, 2007.

(2) Timothy P. Halter resigned from all offices he held with Point Acquisition Corporation on  April 25, 2007 and from his position as our director effective on the tenth day following the mailing to our stockholders of an information statement that complies with the requirements of Section 14f-1 of the Exchange Act.  We expect this resignation to become effective on or about May 11, 2007.

(3) On April 25, 2007, Point Acquisition Corporation acquired Powersmart in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Shunqing Zhang became our CEO and President.  Prior to the effective date of the reverse acquisition, Mr. Zhang served as Chairman and Chief Executive Officer of Powersmart Holdings Limited.  The annual, long term and other compensation shown in this table includes the amount Mr. Zhang received from Powersmart Holdings Limited prior to the consummation of the reverse acquisition.

(4) On April 25, 2007, Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer, and Interim Secretary.  Prior to the effective date of the reverse acquisition, Mr. Jin joined Henan Gengsheng in December 2006 as Vice Manager in change of its Finance Department.

Elements of Compensation

Base Salary.  Currently our named executive officers receive a base salary as determined by Mr. Shunqing Zhang.  Mr. Zhang's 2007 annual base salary is approximately $33,766; Mr. Jin's 2007 annual base salary is approximately $12,693.

Discretionary Bonus.  Historically, we have not paid bonus compensation to our executive officers. If the Board of Directors determines to do so in the future, it will be on an ad hoc basis to recognize superior performance by executive officers. If the Board of Directors determines to make bonus compensation a regular part of our executive compensation package, the compensation committee will adopt a formal incentive bonus plan, which will establish performance goals for each of the executive officers and maximum amounts that may be earned upon attainment of such performance goals.

Stock-Based Awards under the Equity Incentive Plan.  Presently, we have not established an equity based incentive program and have not granted stock based awards as a component of compensation. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted and which will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares if our compensation committee determines that such awards are in the company's and our stockholders' best interests.

We expect that the purpose of any such plan will be to attract, retain and motivate our named executive officers and to align their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. The plan will be designed to reward named executive officers for increases in our stock price and to provide us with optimal flexibility in the way that we do so. It will permit our compensation committee to grant stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, performance awards, dividend equivalents and other stock-based awards. The nature and terms of such awards will be determined at the time of the adoption of such plan.

Retirement Benefits

Under a provision in the Henan Gengsheng's regulations handbook, all male employees upon reaching age 55 and all female employees upon reaching age 50 are eligible for a lump-sum, one-time payment when they retire from Henan Gengsheng.  This payment is in addition to the pension plan mandated by the Chinese government.  This payment is based on a formula, which is calculated based on the number of years employed by Henan Gengsheng times RMB200.  As employees of Henan Gengsheng, Mr. Zhang and Mr. Jin are eligible to receive this benefit.

Perquisites

Historically, we have provided our named executive officer with perquisites and other personal benefits that we believe are reasonable but not material to our financial results.  We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete.  We believe that these additional benefits assist our named executive officer in performing his duties and provide time efficiencies for him.  As we gain more executive officers in the future, we expect that our compensation committee will periodic review these perquisites.

Deferred Compensation

We do not currently have any deferred compensation plan.

Stock Option and Stock Appreciation Rights

We do not currently have a stock option plan or stock appreciation rights plan.  No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Agreements

Our subsidiary Henan Gengsheng has employment agreements with the following executive officers.

Shunqing Zhang.  Mr. Zhang's employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr.. Zhang is receiving an annual salary of approximately $33,766 under the agreement.

Bo Hu.  Mr. Hu's employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Hu is receiving an annual salary of approximately $10,390 under the agreement.

Zhenyong Bi.  Mr. Bi's employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Bi is receiving an annual salary of approximately $23,376 under the agreement.

Hongfen Jin.  Mr. Jin's employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Jin is receiving an annual salary of approximately $12,693 under the agreement.

Our executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

Limitation of Liability and Indemnification

Our by-laws states that no director shall be liable to the company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability which may be specifically defined by law, or (iv) a transaction from which the director derived an improper personal benefit.  In addition, our by-laws provides that we indemnify, to the fullest extent permitted by law, each person that such law grants us the power to indemnify.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 27, 2007 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of Powersmart Holdings Limited, No. 88 Gengsheng Road, Dayugou Town, Gongyi, Henan, China 451271.

Name & Address of Beneficial Owner	Office, If Any	Title of Class	Amount & Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Shunqing Zhang	CEO and President	Common Stock, $0.001 par value	16,887,815	70.3%
Bo Hu	President of Duesail	Common Stock, $0.001 par value	0	*
Zhenyong Bi	Manager of Henan Gengsheng	Common Stock, $0.001 par value	0	*
Hongfeng Jin	Interim Chief Financial Officer, Interim Treasuer and Interim Secretary	Common Stock, $0.001 par value	0	*
Timothy P. Halter(3)(4) 12890 Hill Top Road Argyle, TX 76226	Director	Common Stock, $0.001 par value	1,270,400	5.3%
All officers and directors as a group (5 persons named above)		Common Stock, $0.001 par value	18,158,215	75.5%
5% Securities Holder
David Brigante (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.3%
George L. Diamond (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.3%
Marat Rosenberg (3)(4) 12890 Hill Top Road Argyle, TX 76226		Common Stock $0.001 par value	1,270,400	5.3%
Total Shares Owned by Persons Named above
		Common Stock, $0.001 par value	18,158,215	75.5%

* Less than 1%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

2A total of 24,038,280 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

3 Includes 609,792 shares of our common stock owned by Halter Financial Investments, L.P., or HFI, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

4 Includes 660,608 shares of our common stock owned by Halter Financial Group, L.P., or HFG, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with related persons

On April 25, 2007, we consummated the transactions contemplated by a share exchange agreement with the sole owner of all issued and outstanding capital stock of Powersmart Holdings Limited, Mr. Shunqing Zhang, our CEO. Pursuant to the share exchange agreement, we acquired 100% of the outstanding capital stock of Powersmart Holdings Limited in exchange for 16,887,815 shares of our common stock. As a result of this transaction, Mr. Zhang became the beneficial owner of approximately 70.3% of our outstanding capital stock.

On September 5, 2006, Powersmart Holdings Limited and Smarthigh entered into a financial advisory agreement or Financial Advisory Agreement with HFG International, Limited, or HFG, a Hong Kong corporation, for which our director Timothy P. Halter is the principal stockholder and the chief executive officer.  The Financial Advisory Agreement was amended on April 17, 2007.  Under the Financial Advisory Agreement, as amended, HFG agreed to provide us with financial advisory and consulting services in implementing a restructuring plan, advising us on matters related to a capital raising transaction and facilitating Powersmart's going public transaction.  In consideration for these services, HFG was paid a fee of $950,000 upon the closing of the going public transaction.  In addition, on April 25, 2007, in connection with the reverse acquisition, Mr. Zhang entered into a make good escrow agreement with HFG International, Limited, or HFG.  Pursuant to the agreement, Mr. Zhang placed into escrow a total of 638,338 shares of the Company's common stock owned by him, to be held for the benefit of HFG.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to HFG, based upon a pre-defined formula agreed to between HFG and Mr. Zhang.  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our board of directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions."  For purposes of our policy only, we expect that a "related-person transaction" will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $50,000.  Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not expected to be covered by this policy. A related person is expected to include any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification.  Management's presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Director Independence

Our Board is currently composed of a sole director who is also our President and Chief Executive Officer.  Accordingly, we have no “independent” directors, as that term is defined under the Nasdaq listing standards.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

SHARES ELIGIBLE FOR FUTURE SALE

As of May 10, 2007, we had outstanding 24,038,280 shares of common stock.

Shares Covered by this Prospectus

All of the 7,437,565 shares being registered in this offering may be sold without restriction under the Securities Act. Rule 144.

The resale of shares that are held by our affiliates and the resale of shares that are held by non-affiliates for a period of less than two years are governed by the following requirements of Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which as of May 10, 2007 would equal 240,382  shares; or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

However, since our shares are quoted on the NASD's Electronic Bulletin Board, which is not an “automated quotation system,” our stockholders cannot rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell shares that are “restricted securities” which have been held for at least two years without regard to the limitations contained in Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Other than the 237,271 shares of our outstanding common stock that are eligible for resale under Rule 144(k) below, we believe that none of our outstanding shares may currently be sold in reliance on Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

We believe that 237,271of our outstanding shares may currently be sold in reliance on Rule 144(k).

Powersmart Holdings Limited

Consolidated Financial Statements

For each of the three years in the period ended

December 31, 2006

(Stated in US dollars)

Powersmart Holdings Limited

Consolidated Financial Statements

For each of the three years in the period ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Sole Director and Stockholder of

Powersmart Holdings Limited

We have audited the accompanying consolidated balance sheets of Powersmart Holdings Limited (the “Company”) and its subsidiaries as of December 31, 2006, 2005 and 2004, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

PKF

Certified Public Accountants

Hong Kong, China

March 2, 2007

Powersmart Holdings Limited

Consolidated Statements of Operations

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Revenue
Sales	$27,481,539	$22,184,246	$18,921,617
Cost of sales	(16,534,004)	(12,977,770)	(12,355,100)

Gross profit	10,947,535	9,206,476	6,566,517

Expenses
General and administrative expenses	2,411,939	2,077,114	1,707,787
Amortization and depreciation - Notes 12 and 13	157,814	129,107	101,283
(Recovery of) provision for doubtful debts
- Notes 8a and 9b	(58,259)	(6,788)	135,906
Selling expenses	3,783,071	3,131,897	2,189,218

	6,294,565	5,331,330	4,134,194

Income before the following items and taxes	4,652,970	3,875,146	2,432,323
Government grant income - Note 3	33,251	320,783	465,528
Interest income	8,698	7,986	5,628
Other income	36,046	39,368	7,401
Finance costs - Note 4	(226,236)	(102,824)	(93,084)

Income before income taxes and minority interests	4,504,729	4,140,459	2,817,796
Income taxes - Note 5	(7,010)	(250,415)	(665,401)

Income before minority interests	4,497,719	3,890,044	2,152,395
Minority interests	(1,617)	(9,162)	(2,465)

Net income	$4,496,102	$3,880,882	$2,149,930

Earnings per share: basic and diluted - Note 6	$44,961.02	$38,808.82	$21,499.30

Weighted average number of shares outstanding:
basic and diluted - Note 6	100	100	100

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Balance Sheets

(Stated in US Dollars)

	As of December 31,
	2006	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$426,099	$1,420,344	$269,275
Restricted cash - Note 7	192,300	-	-
Trade receivables - Note 8	14,103,129	11,873,660	9,857,058
Bills receivable	238,452	662,161	369,626
Other receivables and prepayments - Note 9	1,722,429	465,909	2,103,859
Inventories - Note 10	6,416,703	2,781,771	2,502,324
Deferred taxes - Note 5	13,561	-	330

Total current assets	23,112,673	17,203,845	15,102,472
Know-how - Note 11	319,753	-	-
Deposit for acquisition of property, plant and
equipment	-	-	107,665
Deposit for acquisition of land use right	-	-	60,500
Property, plant and equipment, net - Note 12	6,640,189	3,544,450	3,545,331
Land use right - Note 13	871,738	861,148	181,648

TOTAL ASSETS	$30,944,353	$21,609,443	$18,997,616

Powersmart Holdings Limited

Consolidated Balance Sheets (Cont'd)

(Stated in US Dollars)

	As of December 31,
	2006	2005	2004
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Current liabilities
Trade payables - Note 7	$4,661,178	$2,651,289	$2,882,958
Bills payable - Note 7	192,300	-	-
Other payables and accrued expenses - Note 14	3,164,381	2,644,607	2,045,711
Income tax payable	217	-	209,876
Amounts due to related parties - Note 15	-	-	399,300
Non-interest-bearing loans - Note 16	1,698,846	837,330	2,231,910
Secured short-term bank loans - Note 17	1,923,000	1,240,000	1,210,000
Deferred tax liabilities - Note 5	12,967	14,456	-

Total current liabilities	11,652,889	7,387,682	8,979,755

MINORITY INTERESTS	142,782	125,382	113,278

COMMITMENTS AND CONTINGENCIES - Note 22

STOCKHOLDER'S EQUITY
Common stock: par value $1 per share
Authorized 50,000 shares in 2006, 2005 and
2004; issued and outstanding 100 shares
in 2006, 2005 and 2004 - Note 18	100	100	100
Additional paid-in capital	6,050,014	6,050,014	6,050,014
Statutory and other reserves - Note 19	6,212,239	5,705,454	4,748,365
Accumulated other comprehensive income
- Note 20	867,757	311,556	642
Retained earnings (accumulated losses)	6,018,572	2,029,255	(894,538)

TOTAL STOCKHOLDER'S EQUITY	19,148,682	14,096,379	9,904,583

TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY	$30,944,353	$21,609,443	$18,997,616

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Statements of Cash Flows

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$4,496,102	$3,880,882	$2,149,930
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	389,314	324,095	321,028
Amortization of land use right	22,195	6,840	4,667
Deferred taxes	(15,221)	14,581	1,391
Minority interests	1,617	9,162	2,465
Gain on disposal of property, plant and
equipment	(28,085)	(4,338)	(8,305)
(Recovery of) provision for doubtful debts	(58,259)	(6,788)	135,906
(Recovery of) provision for obsolete inventories	(23,306)	43,210	-
Changes in operating assets and liabilities:
Restricted cash	(188,355)	-	-
Trade receivables	(1,663,523)	(1,766,537)	(1,642,901)
Bills receivable	436,984	(279,302)	(207,951)
Other receivables and prepayments	(1,283,314)	1,669,818	(543,165)
Inventories	(3,444,767)	(257,495)	(540,639)
Other payables and accrued expenses	421,373	562,893	(610,283)
Trade payables	1,880,697	(298,795)	1,059,169
Bills payable	188,355	-	-
Income tax payable	212	(211,992)	218,345

Net cash flows provided by operating activities	1,132,019	3,686,234	339,657

Cash flows from investing activities
Payments to acquire know-how	(320,500)	-	-
Payments to acquire and for deposit for
acquisition of property, plant and equipment	(3,310,549)	(127,837)	(599,999)
Proceeds from disposal of property, plant and
equipment	34,682	4,338	8,305
Payments to acquire and for deposit for
land use right	-	(610,981)	(60,505)

Net cash flows used in investing activities	$(3,596,367)	$(734,480)	$(652,199)

Powersmart Holdings Limited

Consolidated Statements of Cash Flows (Cont'd)

(Stated in US Dollars)

	Year ended December 31,
	2006	2005	2004
Cash flows from financing activities
Repayments to related parties	$-	$(403,326)	$-
Proceeds from bank loans	1,883,550	1,222,200	1,210,100
Repayment of bank loans	(1,255,700)	(1,222,200)	(726,060)
Proceeds from non-interest-bearing loans	1,297,307	672,210	738,787
Repayment of non-interest-bearing loans	(481,244)	(2,101,313)	(915,272)
Proceeds from issuance of shares	-	-	200
Contribution from a stockholder for acquiring shares
of Refractories, Furnace and Sanwei - Note 3	-	7,133,700	--
Distribution to stockholders in connection
with acquisition of shares of Refractories,
Furnace and Sanwei - Note 3	-	(7,133,700)	--

Net cash flows provided by (used in) financing
activities	1,443,913	(1,832,429)	307,755

Effect of foreign currency translation on cash and
cash equivalents	26,190	31,744	-

Net (decrease) increase in cash and cash equivalents	(994,245)	1,151,069	(4,787)

Cash and cash equivalents - beginning of period	1,420,344	269,275	274,062

Cash and cash equivalents - end of period	$426,099	$1,420,344	$269,275

Supplemental disclosures for cash flow information:
Cash paid for:
Interest	$219,631	$91,515	$66,714
Income taxes	22,018	447,826	445,664

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Consolidated Statements of Stockholder's Equity

(Stated in US Dollars)

					Accumulated
				Statutory	other	(Accumulated
			Additional	and other	comprehensive	losses)
	Common stock		paid-in	reserves	income	retained
	No. of shares	Amount	capital	(Note 19)	(Note 20)	earnings	Total

Balance, January 1, 2004	100	$100	$6,049,814	$3,336,303	$-	$(1,632,406)	$7,753,811
Issuance of shares in connection with the
reorganization - Notes 1 and 3	-	-	200	-	-	-	200
Comprehensive income
Net income	-	-	-	-	-	2,149,930	2,149,930
Foreign currency translation adjustments	-	-	-	-	642	-	642
Total comprehensive income							2,150,572
Appropriation to reserves	-	-	-	1,412,062	-	(1,412,062)	-

Balance, December 31, 2004	100	100	6,050,014	4,748,365	642	(894,538)	9,904,583
Comprehensive income
Net income	-	-	-	-	-	3,880,882	3,880,882
Foreign currency translation adjustments	-	-	-	-	310,914	-	310,914
Total comprehensive income							4,191,796
Appropriation to reserves	-	-	-	957,089	-	(957,089)	-

Balance, December 31, 2005	100	100	6,050,014	5,705,454	311,556	2,029,255	14,096,379
Comprehensive income
Net income	-	-	-	-	-	4,496,102	4,496,102
Foreign currency translation adjustments	-	-	-	-	556,201	-	556,201
Total comprehensive income							5,052,303
Appropriation to reserves	-	-	-	506,785	-	(506,785)	-

Balance, December 31, 2006	100	$100	$6,050,014	$6,212,239	$867,757	$6,018,572	$19,148,682

See Notes to Consolidated Financial Statements

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

1.

Corporate information and reorganization

Powersmart Holdings Limited (“Powersmart” or the “Company”) was incorporated on November 3, 2004 in the British Virgin Islands (the “BVI”) with authorized common stock of $50,000 divided into 50,000 ordinary shares of $1 each.  On November 20, 2004, 100 ordinary shares of $1 each were issued at par for cash to Mr. Shunqing Zhang who is also a sole director of the Company.  During the reporting periods, it acted as an investment holding company only and did not have any other activities.  Currently the Company has four subsidiaries with details as below :-

Company name	Place/date of incorporation or establishment	The Company's effective ownership interest	Common stock/ registered capital	Principal activities

Henan Gengsheng Refractories Co., Ltd. (“Refractories”)	The People's Republic of China (“PRC”)/ December 20, 1996	100% directly held by the Company	Registered capital of $6,049,879 fully paid up with share premium of $35	Manufacturing and selling of monolithic refractory products

Henan Gengsheng High-Temperature Materials Co., Ltd. (“High-Temperature”)	PRC/ September 4, 2002	89.33% indirectly held through Refractories	Registered capital of $363,000 fully paid up	Manufacturing and selling of functional ceramic products

Smarthigh Holdings Limited (“Smarthigh”)	BVI/ November 5, 2004	100% directly held by the Company	Ordinary shares :- Authorized: 50,000 shares of $1 each Paid up: 100 shares of $1 each	Investment holding

ZhengZhou Duesail Fracture Proppant Co., Ltd. (“Duesail”)	PRC/ August 14, 2006	100% indirectly held through Smarthigh	Registered capital of $2,000,000 of which $934,822 paid up	Manufacturing and selling of fracture proppant products

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

1.

Corporate information and reorganization (Cont'd)

During the reporting periods, the Company and its subsidiaries have undergone a series of reorganization in order to rationalize the existing group structure and details are set out in note 3.

2.

Description of business

The Company is a holding company whose primary business operations are conducted through its subsidiaries located in the Henan Province of the PRC.  Through its operating subsidiaries, the Company produces and markets a broad range of monolithic refractory, functional ceramic and fracture proppant products.

The principal raw materials used in the products are several forms of aluminum oxide, including bauxite, processed Al2O3 and calcium aluminate cement, and other materials, such as corundum, magnesia, resin and silica, which are primary sourced from suppliers located in the PRC.  The production facilities of the Company are located in Henan Province of the PRC.

The monolithic refractory products allow steel makers and other customers to improve the productivity and longevity of their equipment and machinery.  The functional ceramic products mainly include abrasive balls and tiles, valves, electronic ceramics and structural ceramics.  Due to their heat-resistant qualities and ability to function under thermal stress, they serve as components in industrial furnaces and other heavy industrial machinery.  Customers include some of the largest steel and iron producers located in approximately 25 provinces in the PRC as well as in other countries in Asia, Europe and the United States.

3.

Summary of significant accounting policies

Reorganization and basis of presentation

As mentioned in note 1, the Company and its subsidiaries have undergone a series of reorganization during the reporting periods to rationalize the group structure and for the potential fund raising exercise.

In the fiscal years 2004 and 2005, the companies comprising the group included Powersmart, Refractories, Gongyi Gengsheng Refractories Co., Ltd. (“Furnace”), Gongyi Sanwei Refractories Co., Ltd. (“Sanwei”), High-Temperature and Smarthigh.  Furnace was established in the PRC in July 1995 whilst Sanwei was established in the PRC in December 1985.  Both Furnace and Sanwei were principally engaged in manufacturing and selling of monolithic refractory products.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Mr. Shunqing Zhang is a sole stockholder of both Powersmart and Smarthigh since their incorporation in November 2004.  Regarding the equity interests of Refractories, Furnace and Sanwei, Mr. Shunqing Zhang was a substantial stockholder holding 91% registered capital each of these three companies whilst the other 9 individuals owned the remaining 9% of these companies in an equal proportion (that is each individual held 1%) before the reorganization as detailed in the following paragraph.

Since the dates of establishment, all Refractories, High-Temperature, Furnace and Sanwei were domestic enterprises in the PRC.  As a first step in the restructuring, Powersmart was formed to acquire the entire equity interests of Refractories, Furnace and Sanwei at an aggregate consideration of $7,133,700 on December 3, 2004 such that all these three companies became its wholly-owned subsidiaries.  Such $7,133,700 was funded by Mr. Shunqung Zhang to Powersmart for acquiring these three companies and paid to their then stockholders including $6,491,700 to Mr. Shunqing Zhang himself and $642,000 to the 9 individuals.  Since then these 9 individuals did not hold any equity interest in these three companies.

Reorganization and basis of presentation (cont'd)

Since Powersmart became their immediate holding company, they are qualified as wholly owned foreign enterprises (“WOFEs”) which are entitled to certain tax benefits (Note 5).  Following the change of legal form of Refractories from a domestic enterprise to a WOFE, its 89.33% owned subsidiary, High-Temperature, also became a Sino-foreign equity joint venture.

On May 20, 2005, both Furnace and Sanwei were combined into Refractories pursuant to a combination agreement (the “Combination Agreement”).  According to this Combination Agreement, all assets, liabilities, operations and resources of Furnace and Sanwei were undertaken by Refractories.  Upon the successful completion of the combination amongst these three companies, Furnace and Sanwei dissolved in December 2005.

In the fiscal year 2006, the companies comprising the group included Powersmart, Refractories, High-Temperature, Smarthigh and Duesail.  Duesail was established as a WOFE by Smarthigh on August 14, 2006.

On January 31, 2007, Powersmart acquired 100% common stock of Smarthigh from Mr. Shunqing Zhang at nil consideration and thereafter Smarthigh becomes a wholly owned subsidiary of Powersmart and the whole series of reorganization completed.

As the controlling stockholder, Mr. Shunqing Zhang, of Powersmart, Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail before and after the aforesaid series of reorganization is the same, such reorganization has been accounted for as a recapitalization of Powersmart whereby the historical financial statements and operations of Refractories, Furnace, Sanwei, High-Temperature, Smarthigh and Duesail become the historical financial statements of Powersmart, with no adjustment to the carrying value of their assets and liabilities.

In addition, these consolidated financial statements reflect the recapitalization of the stockholder's equity as if such reorganization occurred as of the beginning of the first period presented.  As such Powersmart's common stock representing the issued 100 ordinary shares of $1 each is deemed the opening common stock of the Company since January 1, 2004.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Basis of consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant inter-company accounts and transactions have been eliminated in consolidation.

Minority interests

Minority interests resulted from the consolidation of a 89.33% owned subsidiary, High-Temperature.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivable, inventories, deferred income taxes and the estimation on useful lives of property, plant and equipment.  Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade, bills and other receivables.  As of December 31, 2006, 2005 and 2004, substantially all of the Company's cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.  With respect to trade and bills receivables, the Company extends credit based on an evaluation of the customer's financial condition.  The Company generally does not require collateral for trade and other receivables and maintains an allowance for doubtful accounts of trade and other receivables.

Regarding bills receivable, they are undertaken by the banks to honor the payments at maturity and the customers are required to place deposits with the banks equivalent to certain percentage of the bills amount as collateral.  These bills receivable can be sold to any third party at a discount before maturity.  The Company does not maintain allowance for bills receivable in the absence of bad debt experience and the payments are undertaken by the banks.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

During the reporting periods, customers representing 10% or more of the Company's consolidated sales are :-

	Year ended December 31,
	2006	2005	2004

Shijiazhuang Steel and Iron Co., Ltd.	$1,309,367	$1,226,279	$2,277,096
Rizhao Steel Co., Ltd.	4,553,646	3,365,143	1,392,670

	$5,863,013	$4,591,422	$3,669,766

Cash and cash equivalents

Cash and cash equivalents include all cash, deposits in banks and other highly liquid investments with initial maturities of three months or less to be cash equivalents.  As of December 31, 2006, 2005 and 2004, almost all the cash and cash equivalents were denominated in Renminbi (“RMB”) and were placed with banks in the PRC.  They are not freely convertible into foreign currencies and the remittance of these funds out of the PRC is subject to exchange control restrictions imposed by the PRC government.  The remaining insignificant balance of cash and cash equivalents were denominated in Hong Kong dollars.

Restricted Cash

Deposits in banks pledged as securities for bills payable (note 7) that are restricted in use are classified as restricted cash under current assets.

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management's assessment of the collectibility of trade receivables.  A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories.  The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting periods, the management establishes the general provisioning policy to make allowance equivalent to 1% of gross amount of trade receivables due below 1 year, 5% of gross amount of trade receivables due from 1 to 2 years, 40% of gross amount of trade receivables due from 2 to 3 years and 70% of gross amount of trade receivables due over 3 years.  Additional specific provision is made against trade receivables to the extent which they are considered to be doubtful.

Bad debts are written off when identified.  The Company does not accrue interest on trade accounts receivable.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss.  This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

Inventories

Inventories are stated at the lower of cost or market.  Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition.  In case of manufacturing inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.  In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels.  Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes.  The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses.  The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general policy to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

Depreciation is provided on straight-line basis over their estimated useful lives.  The principal depreciation rates are as follows :-

	Annual rate	Residual value

Buildings	5-7%	3-10%
Plant and machinery	9-39%	3-10%
Furniture, fixtures and equipment	9-20%	3-10%
Motor vehicles	9-18%	3-10%

Maintenance or repairs are charged to expense as incurred.  Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

Know-how

Know-how is determined to have an indefinite useful life pursuant to the purchase contract as detailed in note 11.  It is not subject to amortization until its useful life is determined to be no longer indefinite.

Know-how is stated at cost of purchase less any identified impairment losses in the annual impairment test.

Land use right

Land use right is stated at cost less accumulated amortization.  Amortization is provided using the straight-line method over the terms of the lease of 39 to 50 years obtained from the relevant PRC land authority.

Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  The Company recognizes impairment of long-lived assets in the event that the net book values of such assets exceed the future undiscounted cashflows attributable to such assets.  During the reporting periods, the Company has not identified any indicators that would require testing for impairment.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Government grant

A government grant is mainly related to the employment of the handicapped by the Company.  The Company is entitled to such grant when it hires the required number of handicapped staff in addition to the Tax Concession as detailed in note 5 according to the relevant PRC rules.  Government grant is recognized in the consolidated statements of operations when the relevant performance criteria are met.

Revenue recognition

Revenue from sales of the Company's products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the sales price is fixed or determinable and collection is reasonably assured.

Advertising, transportation, research and development expenses

Advertising, transportation and other product-related costs are charged to expense as incurred.

Research and development include cost of raw material consumed, testing expenses and other costs incurred for research and development of potential new products.  They are expensed when incurred.

Advertising expenses amounting to $136,525, $12,968 and $17,331 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Transportation expenses amounting to $1,997,330, $1,507,040 and $1,146,075 for three years ended December 31, 2006, 2005 and 2004 respectively are included in selling expenses.

Research and development costs amounting to $11,596, $14,214 and $10,752 for three years ended December 31, 2006, 2005 and 2004 respectively are included in general and administrative expenses.

Warranty

The Company maintains a policy of providing after sales support for certain products by way of a warranty program.  As such these products are guaranteed for usage over a pre-agreed period of time of service life or a pre-determined number of heating times.  Further, the relevant customers are allowed to defer the settlement of certain percentage (normally 10%) of the billed amount for certain period of time (normally one year) after acceptance of the Company's products under the warranty program.  As at December 31, 2006, 2005 and 2004, such receivables amounted to $267,207, $227,446 and $150,004 respectively and are included in trade receivables.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Since such products were well developed and highly mature, the Company did not encounter any significant claims from such customers based on past experience.  During the years ended December 31, 2006, 2005 and 2004, such warranty expenses amounted to approximately $77,000, $51,000 and $74,000 respectively and are included in the cost of sales.  Accordingly the Company did not maintain a warranty reserve in view of its immateriality to the Company's operation during the reporting periods.  However, the Company will periodically assess the estimation of its warranty liability and recognize the reserve when necessary based on the actual experience.

Cost of sales

Cost of sales consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products.  Write-down of inventory to lower of cost or market is also recorded in cost of sales.

Stock-based compensation

During the reporting periods, the Company did not make any stock-based compensation payments.

Income taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”.  Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive income

The Company has adopted SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Components of comprehensive income (loss) include net income and foreign currency translation adjustments.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Foreign currency translation

The functional currency of the Company is the Renminbi (“RMB”) and RMB is not freely convertible into foreign currencies.  The Company maintains its financial statements in the functional currency.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchanges rates prevailing at the dates of the transaction.  Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars.  Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholder's equity is translated at historical exchange rates.  Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholder's equity.  The exchange rates in effect at December 31, 2006, 2005 and 2004 were RMB1 for $0.1282, $0.1240 and $0.1210 respectively.  The average exchange rates for the years end December 31, 2006, 2005 and 2004 were RMB1 for $0.1256, $0.1222 and $0.1210 respectively.  There is no significant fluctuation in exchange rate for the conversion of RMB to US dollars after the balance sheet date.

Basic and diluted earnings per share

The Company reports basic earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.  Basic earnings per share is computed using the weighted average number of shares outstanding during the periods presented.  The weighted average number of shares of the Company represents the common stock outstanding during the reporting periods.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Off-balance sheet arrangements

Apart from the guarantee given by the Company to a third party as disclosed in note 22(b), the Company does not have any off-balance sheet arrangements.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Fair value of financial instruments

The carrying values of the Company's financial instruments, including cash and cash equivalents, restricted cash, trade receivables, bills receivable, other receivable and prepayments, trade payables, bills payable, other payables and accrued expenses, amounts due to related parties and non-interest-bearing loans approximate their fair values due to the short-term maturity of such instruments.  The carrying amounts of secured short-term bank loans approximate their fair values because the applicable interest rates approximate current market rates.

It is management's opinion that the Company is not exposed to significant price or credit risks arising from these financial instruments.

In respect of foreign currency risk, the Company is exposed to this risk arising from export sales transactions and recognized trade receivables as they will affect the future operating results of the Company.  The Company did not have any hedging transactions during the reporting years.

The Company is also exposed to interest rate risk arising from bank borrowings.  The changes in market interest rates may affect the operating results of the Company.  The Company did not have any hedging transactions during the reporting years.

Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments: and amendment of FASB Statements No. 133 and 140”.  SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis.  SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140.  SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year.  The Company does not expect the adoption of SFAS No. 155 to have a material impact on its financial statements, as it currently has no financial instruments within the scope of SFAS No. 155.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

3.

Summary of significant accounting policies (Cont'd)

Recently issued accounting pronouncements (cont'd)

In March 2006, the FASB released SFAS No. 156 “Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities.  SFAS No. 156 permits an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities after they have been initially measured at fair value.  SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006.  The Company does not anticipate the adoption of SFAS No. 156 will have a material impact on its financial statements.

In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes”.  This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company is currently evaluating the effect of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurement” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except in some circumstances where the statement shall be applied retrospectively.  The Company is currently evaluating the effect, if any, of SFAS 157 on its financial statements.

In September 2006, the FASB released SFAS No. 158 “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R)” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The Company is currently evaluating the impact of adopting SFAS No. 158 on its financial statements.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

4.

Finance costs

	Year ended December 31,
	2006	2005	2004

Interest expenses	$123,955	$46,182	$61,832
Bills discounting charges	102,281	56,642	31,252

	$226,236	$102,824	$93,084

5.

Income taxes

BVI

The Company and Smarthigh were incorporated in the BVI and, under the current laws of the BVI, are not subject to income taxes.

PRC

In the fiscal year 2004, being a domestic enterprise in the PRC, Refractories was subject to enterprise income tax at 33%, in which 30% for national tax and 3% for local tax, of the assessable profits as reported in the statutory financial statements prepared under China Accounting regulations.  Following the change of legal from of Refractories from a domestic enterprise to a WOFE as detailed in note 3, Refractories is subject to a preferential enterprise income tax rate at 30%.  Further, according to the PRC tax laws and regulations, Refractories being a WOFE is entitled to, starting from the first profitable year, a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate (“Tax Holiday”).  As such, after the application by Refractories and approval by the relevant tax authority, Refractories was exempted from enterprise income tax for the fiscal years 2005 and 2006.  For the following three fiscal years from 2007 to 2009, Refractories will be subject to enterprise income tax at rate of 15%.

As no applications have been made by Furnace and Sanwei regarding the Tax Holiday after the change of their legal form from domestic enterprises to WOFEs, both Furnace and Sanwei were subject to enterprise income tax at 33% in both fiscal years 2004 and 2005.  However, Furnace was entitled to a special tax concession (“Tax Concession”) because it employed the required number of handicapped staff according to the relevant PRC tax rules.  In particular this Tax Concession exempted Furnace from paying enterprise income tax.  However these tax savings can only be used for future development of its production facilities or welfare matters.  Accordingly, they were set aside and taken to special reserve (note 18) which are not available for distribution.

High-Temperature, being engaged in advanced technology industry and has passed the inspection of the provincial high-tech item, was granted a preferential enterprise income tax rate of 15% for two years upon the issuance of certificate by the relevant government authority.  High-Temperature

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

5.

Income taxes (Cont'd)

has received such certificates in 2004 and 2006.  Accordingly, High-Temperature was subject to preferential tax rate of 15% for the fiscal years 2004, 2005 and 2006.

Duesail, being a WOFE, is subject to a preferential enterprise income tax rate at 30% and entitled to Tax Holiday upon application.  To date Duesail has not yet applied such Tax Holiday since no assessable profit was generated by Duesail since its establishment in August 25, 2006.

The components of the provision (benefit) for income taxes from continuing operations are :-

	Year ended December 31,
	2006	2005	2004

Current taxes - PRC	$22,231	$235,834	$664,010
Deferred taxes - PRC	(15,221)	14,581	1,391

	$7,010	$250,415	$665,401

The effective income tax expenses differs from the PRC statutory income tax rate from continuing operations in the PRC as follows :-

	Year ended December 31,
	2006	2005	2004
Provision for income taxes at statutory
income tax rate - 30% in 2006 and 2005,
2004: 33%	$1,351,418	$1,242,138	$929,873
Non-deductible items for tax	135,682	461,002	228,950
Income not subject to tax	(945)	(59)	(121,092)
Tax Holiday	(1,458,005)	(1,064,884)	-
Tax Concession	-	(400,545)	(606,322)
Tax rate differential	(21,140)	12,763	233,992

	$7,010	$250,415	$665,401

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

5.

Income taxes (Cont'd)

PRC (cont'd)

Deferred tax assets (liabilities) as of December 31, 2006, 2005 and 2004 are composed of the following :-

	As of December 31,
	2006	2005	2004
PRC :-
Current deferred tax assets:
Temporary differences in recognizing
net income for financial reporting
purposes and for tax purposes	$(54,554)	$-	$(3,034)
Allowance for doubtful debts	68,115	-	-
Prepayments	-	-	3,364

	$13,561	$-	$330
Current deferred tax (liabilities):
Temporary differences in recognizing
net income for financial reporting
purposes and for tax purposes	$(13,939)	$(16,650)	$-
Prepayments	972	2,194	-

	$(12,967)	$(14,456)	$-

6.

Earnings per share

During the reporting periods, the Company had no dilutive instruments.  Accordingly, the basic and diluted earnings per share are the same.

The per share data relects the recapitalization of stockholder's equity as if the reorganization occurred as of the beginning of the first period presented.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

7.

Restricted cash, bills and trade payables

	As of December 31,
	2006	2005	2004
Bank deposits held as collateral for bills
payable	$192,300	$-	$-

When the Company intends or is requested to settle its suppliers by issuance of bills, it is required to place deposits with banks equal to 100% of the bills amount at the time of issuance.  These deposits will be used to settle the bills at maturity.

The Company is requested by certain of its suppliers to settle by issuance of bills for which the banks add their undertakings to guarantee their settlement at maturity.  These bills are interest-free with maturity of six months from date of issuance.  As security for the banks' undertakings, the Company is required to deposit with such banks equal to 100% of the bills amount at the time of issuance and pay bank charges.

Trade payables represent trade creditors on open account.  They are interest-free and unsecured.  The normal credit term given by these suppliers to the Company ranges from one to three months.

8.

Trade receivables

	As of December 31,
	2006	2005	2004

Accounts receivable	$14,672,736	$12,549,314	$10,496,798
Provision for doubtful debts - Note 8a	(569,607)	(675,654)	(639,740)

	$14,103,129	$11,873,660	$9,857,058

Note :-

a.

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for doubtful debts amounting to $(126,287), $19,765 and $103,812 was recognized.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

9.

Other receivables and prepayments

	As of December 31,
	2006	2005	2004

Advances to staff - Note 9a	$964,308	$506,060	$849,446
Loans to third parties - Note 9a	265,336	189,732	160,942
Value added tax and other tax recoverables	32,363	-	-
Government grant receivable - Note 3	-	-	867,492
Prepayments	694,033	112,725	590,161
Other receivables	248,969	56,984	52,030

	2,205,009	865,501	2,520,071
Provision for doubtful debts - Note 9b	(482,580)	(399,592)	(416,212)

	$1,722,429	$465,909	$2,103,859

Notes :-

a.

The amounts are interest-free, unsecured and repayable on demand.

b.

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for doubtful debts amounting to $68,028, $(26,553) and $32,094 was recognized.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

10.

Inventories

	As of December 31,
	2006	2005	2004

Raw materials	$2,140,608	$1,383,047	$1,255,914
Work-in-progress	294,650	89,175	28,940
Finished goods	4,002,975	1,353,388	1,217,470

	6,438,233	2,825,610	2,502,324
Provision for obsolete inventories	(21,530)	(43,839)	-

	$6,416,703	$2,781,771	$2,502,324

During the years ended December 31, 2006, 2005 and 2004, (recovery of) provision for obsolete inventories amounting to $(23,306), $43,210 and $nil was recognized in the cost of sales.

11.

Know-how

Refractories entered into a contract with an independent third party to purchase a technical know-how in relation to refractory for hot blast stove at a cash consideration of $320,500.  This consideration was mutually agreed between Refractories and such third party and this know-how can be used for an unlimited period of time.

Since its acquisition, no indicator of impairment was identified and accordingly it is stated at cost.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

12.

Property, plant and equipment

	As of December 31,
	2006	2005	2004
Costs:
Buildings	$5,492,945	$3,250,608	$3,060,490
Plant and machinery	1,947,898	993,243	860,447
Furniture, fixtures and equipment	193,303	127,519	75,977
Motor vehicles	615,182	405,875	395,938

	8,249,328	4,777,245	4,392,852
Accumulated depreciation	(1,613,907)	(1,232,795)	(847,521)
Construction in progress	4,768	-	-

Net	$6,640,189	$3,544,450	$3,545,331

As of December 31, 2006, buildings with net book value of $799,688 were pledged as collateral under certain loan arrangements (see note 17).  No property, plant and equipment was pledged as of December 31, 2005 and 2004.

During the reporting periods, depreciation is included in :-

	Year ended December 31,
	2006	2005	2004

Cost of sales and overheads of inventories	$253,695	$201,828	$224,412
Other	135,619	122,267	96,616

	$389,314	$324,095	$321,028

During the years ended December 31, 2006, 2005 and 2004, property, plant and equipment with carrying amounts of $6,597, $nil and $nil were disposed of at considerations of $34,682, $4,338 and $8,305 resulting in gain of $28,085, $4,338 and $8,305 respectively.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

13.

Land use right

	As of December 31,
	2006	2005	2004

Right to use land	$905,330	$875,669	$189,102
Accumulated amortization	(33,592)	(14,521)	(7,454)

	$871,738	$861,148	$181,648

The Company obtained the right from the relevant PRC land authority for periods ranging from 39 to 50 years to use the lands on which the office premises, production facilities and warehouses of the Company are situated.

During the three years ended December 31, 2006, 2005 and 2004, amortization amounted to $22,195, $6,840 and $4,667 respectively.

As of December 31, 2006, land use right with net book value of $149,747 were pledged to secure certain bank loans (note 17).  No land use right was pledged as of December 31, 2005 and 2004.

The estimated aggregate amortization expenses for land use right for the five succeeding years is as follows :-

Year

2007	$18,580
2008	18,580
2009	18,580
2010	18,580
2011	18,580

$92,900

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

14.

Other payables and accrued expenses

	As of December 31,
	2006	2005	2004

Accrued audit fee	$148,712	$95,480	$45,980
Other accrued expenses	379,096	258,674	93,944
Value added tax and other tax payables	467,971	435,251	290,306
Interest payable	-	95,676	141,009
Sales receipts in advance	469,673	420,574	360,316
Salaries payable	383,597	245,149	152,930
Staff welfare payable - Note 14a	213,618	228,719	235,196
Interest-bearing loan - Note 14b	192,300	186,000	251,418
Construction costs payable	502,139	-	-
Freight charges payable	64,239	38,727	162,252
Sales commission payable	-	333,498	-
Other payables	343,036	306,859	312,360

	$3,164,381	$2,644,607	$2,045,711

Notes :-

a.

Staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances.  All of which are third parties insurance and the insurance premiums are based on certain percentage of salaries.  The obligations of the Company are limited to those premiums contributed by the Company.

b.

Interest-bearing loan is advanced from a third party, unsecured, bears interest at 5% to 7.56% per annum and repayable within one year.

15.

Amounts due to related parties

The amounts represented advances from sons and wife of Mr. Shunqing Zhang and were interest-free, unsecured and repayable on demand.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

16.

Non-interest-bearing loans

The loans represent interest-free and unsecured loans from third parties and are repayable on demand.

17.

Secured bank loans

	As of December 31,
	2006	2005	2004

Bank loans repayable within 1 year	$1,923,000	$1,240,000	$1,210,000

All the bank loans are denominated in RMB and carry interest rates ranging from 4,875% to 7.344% per annum with maturity dates ranging from 4 months to 1 year.

As of December 31, 2006, the Company's banking facilities are composed of the following :-

		Amount
Facilities granted	Granted	Utilized	Unused

Secured bank loans	$4,422,900	$1,923,000	$2,499,900

The above banking loans were secured by the following :-

(a)

Buildings with carrying value of $799,688 respectively (note 12);

(b)

Land use right with carrying value of $149,747 (note 13);

(c)

Guarantees executed by the Company's sole director and sole stockholder, Mr. Shunqing Zhang; and

(d)

Guarantees executed by third parties, Zhengzhou Jinyuan Flour Co., Ltd. (note 22b) and Zhengzhou Dayugou Mining Bureau.

18.

Common stock

Details are set out in note 1.  The common stock reflects the recapitalization of the Company as if the reorganization occurred as of the beginning of the first period presented.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

19.

Statutory and other reserves

The Company's statutory and other reserves comprise as follows :-

	As of December 31,
	2006	2005	2004

Statutory reserves	$2,656,203	$2,149,418	$1,592,874
Special reserve	3,556,036	3,556,036	3,155,491

	$6,212,239	$5,705,454	$4,748,365

Statutory reserves

Under PRC regulations, Refractories, Furnace, Sanwei, High-Temperature and Duesail may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP.  In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital.  The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Special reserve

As a Tax Concession to Furnace as detailed in note 5, it was exempted for paying enterprise income tax.  As these tax savings could only be used for future development of its production facilities or welfare matters which cannot be distributed as cash dividends, same amount of tax savings were set aside to this special reserve.  The balance of reserve as maintained by Furnace has been combined into Refractories upon the combination as detailed in note 3 which is subject to the same restrictions in its usage.

20.

Accumulated other comprehensive income

The accumulated other comprehensive income consists of foreign currency translation adjustments only.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

21.

Defined contribution plan

The Company has a defined contribution plan for all qualified employees in the PRC.  The employer and its employees are each required to make contributions to the plan at the rates specified in the plan.  The only obligation of the Company with respect to retirement scheme is to make the required contributions under the plan.  No forfeited contribution is available to reduce the contribution payable in the future years.  The defined contribution plan contributions were charged to the consolidated statements of operations.  The Company contributed $150,595, $87,483 and $43,902 for the three years ended December 31, 2006, 2005 and 2004 respectively.

22.

Commitments and contingencies

(a)

The Company's operations are subject to the laws and regulations in the PRC relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters.  Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both.  The Company must devote substantial financial resources to ensure compliance and believes that it is in substantial compliance with all the applicable laws and regulations.

The Company is currently not involved in any environmental remediation and has not accrued any amounts for environmental remediation relating to its operations.  Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Company.

During the year ended December 31, 2006 the company has incurred expenditure for routine pollutant discharge fees amounting to $14,064 and these costs were incurred in general and administrative expenses.  No expenditure for such was incurred for the years ended December 31, 2005 and 2004.

(b)

Guarantees

As disclosed in note 17, Zhengzhou Jinyuan Flour Co., Ltd. guaranteed certain debts of the Company and in return the Company also guaranteed its debts which is summarized as follows :-

	As of December 31,
	2006	2005	2004

Guarantees given to bank	$2,564,000	$8,060,000	$-

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is nil for the Company.  Therefore, no obligation in respect of the above guarantees were recognized as of December 31, 2006 and 2005.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

23.

Segment information

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company's chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company's reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of monolithic refractory products, functional ceramic products and fracture proppant products and operating results of the Company and, as such, the Company has determined that the Company has three operating segments as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”: Monolithic refractory products, functional ceramic products and fracture proppant products.

	Monolithic refractory products			Functional ceramic products			Fracture proppant products			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue from
external
customers	$26,641,013	$21,682,855	$18,562,738	$840,526	$501,391	$358,879	$-	$-	$-	$27,481,539	$22,184,246	$18,921,617
Interest income	8,373	7,648	5,628	-	144	-	-	-	-	8,373	7,792	5,628
Interest expenses	109,963	46,182	61,832	-	-	-	13,992	-	-	123,955	46,182	61,832
Depreciation	260,404	213,455	245,949	87,343	110,640	75,079	41,567	-	-	389,314	324,095	321,028
Amortization	18,055	2,810	677	4,140	4,030	3,990	-	-	-	22,195	6,840	4,667
Segment profit
(loss)	4,509,529	4,038,968	2,790,452	140,934	104,123	27,344	(145,978)	-	-	4,504,485	4,143,091	2,817,796
Segment assets	24,276,394	19,698,077	17,173,407	2,789,710	1,905,006	1,824,009	3,871,279	-	-	30,937,383	21,603,083	18,997,416
Capital
expenditures	690,946	723,609	648,615	101,372	15,209	11,889	2,838,731	-	-	3,631,049	738,818	660,504

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

23.

Segment information (Cont'd)

A reconciliation is provided for unallocated amounts relating to corporate operations which is not included in the segment information.

	Year ended December 31,
	2006	2005	2004

Total consolidated revenue	$27,481,539	$22,184,246	$18,921,617

Total profit for reportable segments	$4,504,485	$4,143,091	$2,817,796
Unallocated amounts relating to operations:
Interest income	325	194	-
Other general expenses	(81)	(2,826)	-

Income before income taxes and minority
interests	$4,504,729	$4,140,459	$2,817,796

	As of December 31,
	2006	2005	2004
Assets

Total assets for reportable segments	$30,937,383	$21,603,083	$18,997,416
Cash and cash equivalents	6,970	6,360	200

	$30,944,353	$21,609,443	$18,997,616

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on the customers, is set out as follows :-

	Year ended December 31,
	2006	2005	2004

PRC	$23,280,926	$18,672,307	$16,634,466
Others - Note	4,200,613	3,511,939	2,287,151

Total	$27,481,539	$22,184,246	$18,921,617

Note :

They include Asia, Europe and the United States, etc and are not further analyzed as none of them contributed more than 10% of the total sales.

24.

Related party transactions

Apart from the transactions as disclosed in notes 3, 15 and 17(c) to these financial statements, the Company had no material transactions carried out with related parties during the reporting periods.

As disclosed elsewhere in these financial statements, Mr. Shunqing Zhang is a sole director and a sole stockholder of the Company.  He is able to significantly influence the Company's operations.

Powersmart Holdings Limited

Notes to Consolidated Financial Statements

(Stated in US Dollars)

25.

Subsequent events

On January 31, 2007, Mr. Shunqing Zhang transferred all equity interest in Smarthigh (that is 100 ordinary shares of $1 each) to Powersmart at nil consideration in order to complete the reorganization as detailed in note 3.

POINT ACQUISITION CORPORATION

7,437,565 shares of Common Stock

PROSPECTUS

_______ , 2007

Dealer Prospectus delivery obligation

----------------------------------------------

Until 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

F-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to be Paid
SEC Registration Fee	$663
Printing Fees and Expenses	2,500
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	174,000
Blue Sky Fees and Expenses	8,000
Transfer Agent and Registrar Fees	3,000
Total	$338,163

Item 14. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Exchange Act may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On April 25, 2007, we completed a reverse acquisition transaction through a share exchange with Powersmart Holdings Limited whereby we issued to Shunqing Zhang, the sole shareholder of Powersmart Holdings Limited, 16,887,815 shares of Point Acquisition Corporation common stock, in exchange for all of the issued and outstanding capital stock of Powersmart Holdings Limited.  Powersmart Holdings Limited thereby became our wholly owned subsidiary and Mr. Zhang became our controlling stockholder.  We did not receive any cash consideration in connection with the share exchange. The number of our shares issued to the stockholders of Powersmart was determined based on an arms-length negotiation. The issuance of our shares to these individuals was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and regulation D promulgated thereunder.

On April 25, 2007, we also completed a private placement pursuant to which we issued and sold 5,374,594 shares of our common stock to certain accredited investors for approximately $10 million in gross proceeds.  In connection with this private placement, we paid a fee of $600,917 to Brean Murray and its potential designee(s), for services as placement agent for the private placement. We also agreed to issue Brean Murray and its potential designee(s) a warrant for the purchase of 374,331shares of our common stock in the aggregate.  We are under the contractual obligation to register shares of our common stock as well as shares of common stock issuable upon exercise of the warrants we issued to the placement agent and its designee in connection with this private placement within a pre-defined period.  The issuance of the shares of common stock to these investors was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

Also, on April 25, 2007, our majority stockholder, Shunqing Zhang, entered into an escrow agreement with the private placement investors, pursuant to which, Mr. Zhang agreed to deposit in an escrow account a total of 2,673,796 shares of the Company's common stock owned by him, to be held for the benefit of the investors.  Mr. Zhang agreed that if the Company does not attain a minimum after tax net income threshold of $8,200,000 for the fiscal year ending December 31, 2007 and $13,500,000 for the fiscal year ending December 31, 2008, the escrow agent may deliver his escrowed shares to the investors, based upon a pre-defined formula agreed to between the investors and Mr. Zhang..  However, if the after tax net income threshold is met, the shares in escrow will be returned to Mr. Zhang.  For purposes of determining whether or not the after tax net income threshold has been met, the return of any shares to Mr. Zhang will not be deemed an expense to the Company, even if such treatment is required by GAAP.

In addition, on April 25, 2007, Mr. Zhang entered into a similar escrow agreement with HFG International, Limited.  Under such agreement, Mr. Zhang placed into escrow a total of 638,338 shares of Point Acquisition Corporation's common stock to cover the same minimum net income thresholds as described above with respect to the investor make-good.  Similarly, if the thresholds are not achieved in either year, the escrow agent must release certain amount of the make-good shares that were put into escrow.

 In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management's inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are included as part of this Form S-1.

Exhibit No.	Description
2.1

Share Exchange Agreement, dated April 25, 2007, among the registrant, Powersmart Holdings Limited and Shunqing Zhang [Incorporated by reference to Exhibit 2.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.1

Articles of Incorporation of the registrant as filed with the Secretary of State of the State of Nevada on May 22, 2006 [Incorporated by reference to Exhibit 3i.1 to the registrant's current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.2

Articles of Merger of the registrant as filed with the Secretary of State of the State of Nevada on August 15, 2006 [Incorporated by reference to Exhibit 3i.2 to the registrant's current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.3

Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Nevada [Incorporated by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed on December 13, 2006, in commission file number 0-51527].

3.4

Certificate of Correction as filed with the Secretary of State of the State of Nevada on April 17, 2007  [Incorporated by reference to Exhibit 3.4 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.5

Amended and Restated Bylaws of the registrant,  adopted on May 23, 2006 [Incorporated by reference to Exhibit 3.5 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.1

Form of Registration Rights Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.2

Lock-up Agreement, dated April 25, 2007, by and between Shunqing Zhang and Point Acquisition Corporation [Incorporated by reference to Exhibit 4.2 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.3	Form of Common Stock Purchase Warrant [Incorporated by reference to Exhibit 4.3 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].
5.1*	Opinion of Thelen Reid Brown Raysman & Steiner LLP.
10.1

Form of Securities Purchase Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.2

Form of Closing Escrow Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.3

Make Good Escrow Agreement, dated April 25, 2007, by and among the registrant, Brean Murray Carret & Co., LLC, Shunqing Zhang and Securities Transfer Corporation  [Incorporated by reference to Exhibit 10.3 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.4

Escrow Agreement, dated April 25, 2007, by and among the registrant, HFG International, Limited, Shunqing Zhang and Securities Transfer Corporation [Incorporated by reference to Exhibit 10.4 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.5

Purchase and Sales of Goods/Services Agreement, dated July 10, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Baoshan Iron & Steel Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.6

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Shunqing Zhang [Incorporated by reference to Exhibit 10.6 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.7

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Zhenyong Bi [Incorporated by reference to Exhibit 10.7 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.8

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Bo Hu [Incorporated by reference to Exhibit 10.8 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.9

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Hongfeng Jin [Incorporated by reference to Exhibit 10.9 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.10

Short-term Loan Agreement, dated June 9, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Shanghai Pudong Development Bank Zhengzhou Wenhua Road Sub-branch [Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.11

Loan Agreement, dated December 30, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Gongyi Sub-branch of China Agricultural Bank [Incorporated by reference to Exhibit 10.11 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.12

Land Lease Agreement, dated February 9, 2006, by and among Henan Gengsheng Refractories Co., Ltd., Yangli Village Council, Dayugou Town, Gongyi City, and People's Government of Dayugou Town of Gongyi City [Incorporated by reference to Exhibit 10.12 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.13

Financial Advisory Agreement, dated November 28, 2006, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.13 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.14

First Amended Financial Advisory Agreement, dated April 17, 2007, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.14 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.15

Consulting Agreement, dated January 19, 2007, by and between Heritage Management Consultants, Inc. and Powersmart Holdings Limited [Incorporated by reference to Exhibit 10.15 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.16

Consulting Agreement, dated April 17, 2007, by and between the registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.17

Consulting Agreement, dated April 17, 2007, by and between the registrant and Shufang Zhang [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.18

Subscription Agreement, dated November 1, 2006, by and between the registrant and Halter Financial Investments, L.P. [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.19

Subscription Agreement, dated November 1, 2006, by and between the registrant and Glenn A. Little [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

14*

Business Ethics Policy and Code of Conduct, adopted on April 25, 2007 [Incorporated by reference to Exhibit 14 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

21	Subsidiaries of the registrant [Incorporated by reference to Exhibit 21 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].
23.1*	Consent of PKF Hong Kong, China, CPA, an independent registered public accounting firm.
23.2*	Consent of Thelen Reid Brown Raysman & Steiner LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (appear on the signature pages hereof)
99.1	Press Release, dated April 25, 2007[Incorporated by reference to Exhibit 99.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

* Exhibit not incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)

Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b)

Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the `”Calculation of Registration Fee” table in the effective registration statement, and

(c)

Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dayugou Town, Gongyi, Henan Province,  the People's Republic of China, on the 14th day of May, 2007.

POINT ACQUISITION CORPORATION

By:	/s/ Shunqing Zhang
Shunqing Zhang President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Shunqing Zhang and Hongfeng Jin, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form SB-2 has been signed by the following persons in the capacities indicated on May 14, 2007.

Signature	Title
/s/ Shunqing Zhang Shunqing Zhang	President and Chief Executive Officer

/s/ Hongfeng Jin Hongfeng Jin	Interim Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Timothy P. Halter Timothy P. Halter	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1

Share Exchange Agreement, dated April 25, 2007, among the registrant, Powersmart Holdings Limited and Shunqing Zhang [Incorporated by reference to Exhibit 2.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.1

Articles of Incorporation of the registrant as filed with the Secretary of State of the State of Nevada on May 22, 2006 [Incorporated by reference to Exhibit 3i.1 to the registrant's current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.2

Articles of Merger of the registrant as filed with the Secretary of State of the State of Nevada on August 15, 2006 [Incorporated by reference to Exhibit 3i.2 to the registrant's current report on Form 8-K filed on October 10, 2006, in commission file number 0-51527].

3.3

Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Nevada [Incorporated by reference to Exhibit 3.1 to the registrant's current report on Form 8-K filed on December 13, 2006, in commission file number 0-51527].

3.4

Certificate of Correction as filed with the Secretary of State of the State of Nevada on April 17, 2007  [Incorporated by reference to Exhibit 3.4 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

3.5

Amended and Restated Bylaws of the registrant,  adopted on May 23, 2006 [Incorporated by reference to Exhibit 3.5 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.1

Form of Registration Rights Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.2

Lock-up Agreement, dated April 25, 2007, by and between Shunqing Zhang and Point Acquisition Corporation [Incorporated by reference to Exhibit 4.2 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

4.3	Form of Common Stock Purchase Warrant [Incorporated by reference to Exhibit 4.3 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].
5.1*	Opinion of Thelen Reid Brown Raysman & Steiner LLP.
10.1

Form of Securities Purchase Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.2

Form of Closing Escrow Agreement, dated April 25, 2007 [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.3

Make Good Escrow Agreement, dated April 25, 2007, by and among the registrant, Brean Murray Carret & Co., LLC, Shunqing Zhang and Securities Transfer Corporation  [Incorporated by reference to Exhibit 10.3 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.4

Escrow Agreement, dated April 25, 2007, by and among the registrant, HFG International, Limited, Shunqing Zhang and Securities Transfer Corporation [Incorporated by reference to Exhibit 10.4 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.5

Purchase and Sales of Goods/Services Agreement, dated July 10, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Baoshan Iron & Steel Co., Ltd. [Incorporated by reference to Exhibit 10.5 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.6

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Shunqing Zhang [Incorporated by reference to Exhibit 10.6 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.7

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Zhenyong Bi [Incorporated by reference to Exhibit 10.7 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.8

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Bo Hu [Incorporated by reference to Exhibit 10.8 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.9

Employment Agreement, dated Jaunuary 1, 2007, by and between Henan Gengsheng Refractories Co., Ltd. and Hongfeng Jin [Incorporated by reference to Exhibit 10.9 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.10

Short-term Loan Agreement, dated June 9, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Shanghai Pudong Development Bank Zhengzhou Wenhua Road Sub-branch [Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.11

Loan Agreement, dated December 30, 2006, by and between Henan Gengsheng Refractories Co., Ltd. and Gongyi Sub-branch of China Agricultural Bank [Incorporated by reference to Exhibit 10.11 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.12

Land Lease Agreement, dated February 9, 2006, by and among Henan Gengsheng Refractories Co., Ltd., Yangli Village Council, Dayugou Town, Gongyi City, and People's Government of Dayugou Town of Gongyi City [Incorporated by reference to Exhibit 10.12 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.13

Financial Advisory Agreement, dated November 28, 2006, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.13 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.14

First Amended Financial Advisory Agreement, dated April 17, 2007, by and among HFG International, Limited, Powersmart Holdings Limited and Smarthigh Holdings Limited [Incorporated by reference to Exhibit 10.14 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.15

Consulting Agreement, dated January 19, 2007, by and between Heritage Management Consultants, Inc. and Powersmart Holdings Limited [Incorporated by reference to Exhibit 10.15 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

10.16

Consulting Agreement, dated April 17, 2007, by and between the registrant and Heritage Management Consultants, Inc. [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.17

Consulting Agreement, dated April 17, 2007, by and between the registrant and Shufang Zhang [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on April 19, 2007, in commission file number 0-51527].

10.18

Subscription Agreement, dated November 1, 2006, by and between the registrant and Halter Financial Investments, L.P. [Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

10.19

Subscription Agreement, dated November 1, 2006, by and between the registrant and Glenn A. Little [Incorporated by reference to Exhibit 10.2 to the registrant's current report on Form 8-K filed on November 1, 2006, in commission file number 0-51527].

14*

Business Ethics Policy and Code of Conduct, adopted on April 25, 2007 [Incorporated by reference to Exhibit 14 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

21	Subsidiaries of the registrant [Incorporated by reference to Exhibit 21 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].
23.1*	Consent of PKF Hong Kong, China, CPA, an independent registered public accounting firm.
23.2*	Consent of Thelen Reid Brown Raysman & Steiner LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (appear on the signature pages hereof)
99.1	Press Release, dated April 25, 2007[Incorporated by reference to Exhibit 99.1 to the registrant's current report on Form 8-K filed on April 27, 2007, in commission file number 0-51527].

* Exhibit not incorporated herein by reference.